PE 2-28-01

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: FEBRUARY 2002

02020453

SEC Registration Number 0-11431

TASEKO MINES LIMITED
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Letter to Shareholders, Notice of Annual General Meeting, Information Circular, Proxy with Notes for AGM to be held on Thursday, March 28, 2002 with Financial Statements for the year ended September 30, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

SMain
____
SHIRLEY MAIN

March 7, 2002

TASEKO MINES LIMITED

1020 • 800 WEST PENDER STREET
VANCOUVER, BC CANADA V6C 2V6
TEL (604) 684 • 6365 FAX (604) 684 • 8092
1 800 667 • 2114

February 22, 2002

Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to provide this status report on the accomplishments by Taseko in the past year in preparation for the upcoming Annual General Meeting to be held on Thursday, March 28, 2002. Attached is a copy of proxy materials providing information regarding the business to be covered at the meeting, and information about Taseko, its Directors and related matters. Taseko's management values your input to the annual shareholders' meeting, therefore, please review the materials and return your proxy in accordance with its instructions. If you have any questions about this procedure, please call me, or anyone in our Investor Relations department.

Taseko currently owns three major projects: the Gibraltar copper mine that is currently on standby, and the Prosperity copper-gold and Harmony gold advanced exploration stage projects. All are located in British Columbia.

At this time last year, management had proposed to acquire the Harmony gold project from Misty Mountain Gold Limited. The transaction received shareholder approval at the Annual General Meeting in March 2001, and was completed just subsequent to the fiscal year-end. Taseko now owns the large gold resource (about 3 million ounces in measured and indicated resources of 64 million tonnes at 1.53 g/t Au), which has had over Cdn$65 million in prior exploration expenditures and, as such, has the benefit of similarly matched resource tax pools. Having completed this acquisition, we are very encouraged by the changing sentiment toward gold among market analysts, and suggestions that the gold price will be US$300 per ounce or more in 2002.

Although copper prices suffered from the downturn in global economic conditions in 2001, marked improvements are expected by late 2002, and prices of greater than US$0.90 per pound have been forecast for the period of 2003 to 2005. Our comprehensive strategic plan is designed to take best advantage of these forecast rising copper price conditions, and to adapt to cycling metal markets over the long term.

The initial steps of the plan are focused on restarting the long life 35,000 tonnes per day Gibraltar mine, and integrating a new copper refining facility that will reduce the cost of copper production and produce a high purity copper product. As well as benefiting the Gibraltar operation as it now stands, there are also broader opportunities that would be provided by the development of this new facility. Production of copper cathode in central BC could initiate the development of downstream manufacturing facilities for copper wire and tubing, and be the impetus for greater economic development and diversification in the region. The central location of the Gibraltar site offers the additional prospect of expanding the refinery to process concentrates from other mines or newly developed deposits in BC, including the Company's Prosperity deposit.

In 2001, Taseko moved forward with the plan, completing the initial steps, and positioning itself to progress through the next stages. As maintenance and progressive reclamation work continued at the Gibraltar site, the Company significantly advanced its joint initiative with Cominco Engineering Services Ltd. ("CESL"), a subsidiary of Teck Cominco Ltd., to integrate new hydrometallurgical technology developed by CESL into the Gibraltar operation. A refinery utilizing this process would produce the pure, London Metal Exchange (LME) grade copper from concentrate produced from the existing Gibraltar mill facilities, eliminating the need to transport concentrate to smelters and reducing costs. As the refinery would produce no significant airborne emissions, it would also be more environmentally friendly than traditional copper smelting processing methods.

Gibraltar and CESL completed a scoping study of the refinery in mid-2000, and embarked on a detailed work plan in October. The work plan included extraction and transportation of some 900 tonnes of mineralized material from site to the CESL facility in Vancouver, BC, production and extensive metallurgical testing of seven tonnes of concentrate, and feasibility-level capital and operating cost studies by an independent engineering firm.

Results of this work confirm that application of the technology in an on-site refinery at Gibraltar would considerably enhance the profitability of the operation. The engineering study determined that the capital cost of the refinery would be approximately $109 million. The facility would produce 70 million pounds of LME grade "A" copper cathode annually. Development of the refinery at Gibraltar will reduce the annual cost to produce saleable copper metal from concentrate by more than $17 million or US$0.157 per pound of copper sold, and result in a breakeven cash cost of about US$0.71 per pound over the refinery capital payback period. The study also identified other opportunities to reduce costs that will be evaluated during a study of the mine restart and refinery project.

During the 2001 fiscal year, the Company sponsored the formation of the Gibraltar Engineering Services Limited Partnership to finance studies on the copper refinery. An offering for GESL limited partnership units to outside investors took place subsequent to year-end and resulted in aggregate proceeds of $1.85 million of $4.85 million in costs to date. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions, which would generate sufficient resources to assure continuation of the Company's operations and exploration programs.

The upcoming shareholders' meeting is an opportunity to share our plans for the next year and to respond to your comments and questions. I look forward to seeing you at the meeting.

On behalf of the Board of Directors,

TASEKO MINES LIMITED

"Ronald W. Thiessen"

Ronald W. Thiessen
President, Chief Executive Officer and Director

TASEKO MINES LIMITED
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604)684-6365 Fax: (604)684-8092

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Take notice that the annual and extraordinary general meeting (the "Meeting") of Shareholders of **Taseko Mines Limited** ("Taseko") will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on Thursday, March 28, 2002 at 2:00 p.m., local time, for the following purposes:

A. Annual General Meeting Matters

1. To receive the report of the directors of Taseko.

2. To receive and consider the financial statements of Taseko for its fiscal year ended September 30, 2001 and the report of the auditor thereon.

3. To fix the number of directors of Taseko at 7.

4. To elect directors of Taseko for the ensuing year.

5. To appoint an auditor of Taseko for the ensuing year and to authorize the directors to fix the auditor's remuneration.

B. Extraordinary General Meeting Matters: General Authority to Increase Capitalization

1. The Directors of Taseko propose that shareholders favourably consider an ordinary resolution of shareholders to authorize the Directors to increase the number of common shares outstanding by up to 50 million shares in order to facilitate a re-capitalization of Taseko through combinations of debt settlements, acquisitions of assets and cash private placements within the general parameters more particularly described in the accompanying Information Circular.

C. General Matters

1. To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular and an Annual Report accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the audited financial statements and the auditors' report for the year ended September 30, 2001.

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

If you plan to attend the Meeting you must follow the instructions set out in the form of proxy and in the Information Circular to ensure that your shares will be votes at the Meeting.

DATED at Vancouver, British Columbia, February 22, 2002.

BY ORDER OF THE BOARD

"Ronald W. Thiessen"

Ronald W. Thiessen
President and Chief Executive Officer

TASEKO MINES LIMITED
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365 Fax: (604) 684-8092

INFORMATION CIRCULAR

as at February 15, 2002

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited ("Taseko") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on March 28, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Vancouver Sun newspaper on January 30, 2002 and filed with the Canadian Venture Exchange. Notice was also provided to the Securities Commissions in each jurisdiction where Taseko is a reporting issuer under applicable securities laws.

GENERAL PROXY INFORMATION

Who Can Vote

Only shareholders of record at the close of business on February 21, 2002 who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described herein will be entitled to vote or to have their shares voted at the Meeting. As of February 15, 2002, Taseko had outstanding 26,440,154 Common shares. Each Common share has the right to one vote.

To the knowledge of the directors and senior officers of Taseko, at February 15, 2002, no person beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of Taseko. The only registered holders of 10% of Taseko's shares are:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
Cede & Co.[(1)] Box 20 Bowling Green Station New York, New York, 10274	14,763,141	56%
The Canadian Depository for Securities Limited ("CDS")[(1)] 85 Richmond Street West Toronto, Ontario M5H 2C9	9,508,091	36%

(1) Cede and CDS are clearing houses and hold shares on behalf of brokerage firms. Management of Taseko is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in brokerage firms. (See below.)

The above information was supplied by Computershare Trust Company of Canada, Taseko's registrar and transfer agent.

How You Can Vote

If you are a registered shareholder (your Common shares are held in your name), you may vote your Common shares either by attending the Meeting in person or, if you do not plan to attend the Meeting, by completing the proxy and following the delivery instructions contained in the form of proxy and this information circular.

If you are an unregistered shareholder (your Common shares are held in "street name" because they are registered in the name of a stockbroker or financial intermediary), you must follow special procedures if you wish to vote at the Meeting. To vote in person at the Meeting, as an unregistered shareholder you must insert your name in the space provided in the proxy for the appointment of a person, other than the persons named in the proxy, as proxyholder. If you do not plan to attend the Meeting, you can vote as an unregistered shareholder by proxy by following the instructions included in the proxy provided to you by your stockbroker or financial intermediary. In either case, the proxy must be delivered in the manner described in this information circular or as instructed by your stockbroker or financial intermediary. If you are unsure as to how to follow these procedures, please contact your stockbroker. If you are an unregistered shareholder and attend the Meeting without following these special procedures, you will not be entitled to vote at the Meeting.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of Taseko. All costs of this solicitation will be borne by Taseko.

Appointment and Revocation of Proxies

The individuals named in the accompanying form of proxy are the President and Chief Executive Officer and the Secretary and Chief Financial Officer of Taseko. **A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy.**

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604) 683-3964, by mail or by hand at 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

A shareholder who has given a proxy may revoke it by

- providing a written notice of revocation to Computershare Trust Company of Canada or to the registered office of Taseko at 1500 Royal Centre, P.O. Box 11117, 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or
- advising the Chairman of the Meeting that you are voting in person at the Meeting, or
- any other manner provided by law.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Exercise of Discretion

The nominees named in the accompanying form of proxy will vote or withhold from voting the shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called. A proxy in the accompanying form will confer discretionary authority on the nominees named therein with respect to

- each matter or group of matters identified therein for which a choice is not specified, other than the election of directors and the appointment of an auditor,
- any amendment to or variation of any matter identified therein, and
- any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form will vote shares represented by the proxy for the approval of such matter.

As of the date of this Information Circular, management of Taseko knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee's best judgment.

ELECTION OF DIRECTORS

The size of the board of directors is currently determined at seven. The board proposes that the number of directors remain at seven. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at seven.

The term of office of each of the current directors will end at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual general meeting of Taseko at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of Taseko or the provisions of the *Company Act* (British Columbia).

The following table sets out the names of management's nominees for election as directors, all offices in Taseko each now holds, each nominee's country of residence and principal occupation, business or employment, the period of time during which each has been a director of Taseko and the number of shares of Taseko beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at February 15, 2002.

Name, Position and Municipality of Residence	**Period a Director of Taseko**	**Shares Beneficially Owned or Controlled**(1)(4)
Robert G. Hunter Director and Co-Chairman of the Board Vancouver, British Columbia	Since January 19, 1991	225,800 Shares(2)
Robert A. Dickinson Director and Co-Chairman of the Board Lion's Bay, British Columbia	Since January 19, 1991	882,868 Shares(3)
Jeffrey R. Mason Director, Secretary and Chief Financial Officer Vancouver, British Columbia	Since March 21, 1994	Nil

Name, Position and Municipality of Residence	Period a Director of Taseko	Shares Beneficially Owned or Controlled(1)(4)
David J. Copeland Director Vancouver, British Columbia	Since March 21, 1994	51,800 Shares
Ronald W. Thiessen Director, President and Chief Executive Officer West Vancouver, British Columbia	Since October 25, 1993	82,300 Shares
Scott D. Cousens Director Vancouver, British Columbia	Since October 19, 1992	Nil
T. Barry Coughlan Director Vancouver, British Columbia	Since February 1, 2001	Nil

(1) The information as to shares beneficially owned or controlled is not within the knowledge of the management of Taseko and has been furnished by the respective nominees.

(2) All of these shares are held in the name of 455501 B.C. Ltd., a company controlled by Robert G. Hunter.

(3) 856,782 of these shares are held indirectly in the name of United Mineral Services Ltd., a company controlled by Robert A. Dickinson.

(4) As of February 15, 2002, the total beneficial security holdings of the current directors and officers are 1,242,768 shares (which represents approximately 4.7% of the current issued and outstanding shares) plus 30,000 options (one director) exercisable at $0.50 per share until June 26, 2003 and 453,196 warrants at $2.35 per share until March 3, 2002.

Robert G. Hunter – Co-Chairman of the Board of Directors

Robert G. Hunter for the past 25 years has been active in the development of mining properties in North America and has served as a director of other public companies listed on the Toronto and Vancouver Stock Exchanges. Certain of these companies also trade on the NASDAQ Stock Market in the United States. Mr. Hunter is employed by Hunter Dickinson Inc., a company providing management and administrative services to publicly traded companies. Mr. Hunter's principal occupation is as a mining executive.

Mr. Hunter is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (April 1993 to present), Co-Chairman (September 2000 to present), Chairman (April 1993 to September 2000) and Chief Executive Officer (September 1995 to September 1998); **Anooraq Resources Corporation**, Director (April 1996 to present), Co-Chairman (September 2000 to present), Chairman (September 1996 to September 2000) and Chief Executive Officer (September 1996 to February 1999); **Great Basin Gold Ltd.**, Director (January 1989 to present), Co-Chairman (September 2000 to present), Chairman (January 1989 to September 2000), Chief Executive Officer (January 1989 to November 1998); **Farallon Resources Ltd.**, Director (July 1991 to December 1993 and August 1994 to present), Co-Chairman (September 2000 to present) and Chairman (December 1994 to September 2000); **Continental Minerals Corporation** (formerly known as Misty Mountain Gold Limited), Director (November 1995 to present), Co-Chairman (September 2000 to present), Chief Executive Officer (November 1995 to June 1998), Chairman (June 1998 to September 2000); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present) and Chairman (October 1996 to present); **Taseko Mines Limited**, Director (January 1991 to present), Co-Chairman (September 2000 to present), Chairman (January 1993 to September 2000) and Chief Executive Officer (February 1991 to November 1998) (including Co-Chairman and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited.), **El Condor Resources Ltd.**, Chairman, Chief Executive Officer and Director (November 1990 to January 1996; **Cash Resources Ltd.**, Director (September 1994 to April 1996); **ADI Technologies Inc.**, Director (March 1987 to present); and **Majestic Gold Corp.**, Chairman and Director (March 1987 to present).

Robert A. Dickinson, B.Sc., M.Sc. - Co-Chairman of the Board of Directors

Robert A. Dickinson is an economic geologist who is a member of management of several mineral exploration and development companies. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree, (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson, who has been active in mineral exploration and development for 34 years, is employed by Hunter Dickinson Inc., a company providing management and administrative services to publicly traded companies. He is also President and Director of United Mineral Services Ltd., and 491038 B.C. Ltd, both private investment companies. Mr. Dickinson's principal occupation is as a mining executive.

Mr. Dickinson is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (April 1993 to present), Co-Chairman (September 2000 to present), President (September 1995 to September 2000), Chief Financial Officer (September 1995 to September 1998) and Chief Executive Officer (September 1998 to September 2000); **Anooraq Resources Corporation**, Director (November 1990 to present), Co-Chairman (September 2000 to present), President (September 1996 to September 2000), Chief Financial Officer (September 1996 to February 1999) and Chief Executive Officer (February 1999 to September 2000); **Farallon Resources Ltd.**, Director (July 1991 to present), Co-Chairman (September 2000 to present) and Chief Executive Officer (December 1995 to September 2000); **Great Basin Gold Ltd.**, Director (May 1986 to present), Co-Chairman (September 2000 to present), President (May 1986 to September 2000), Chief Executive Officer (November 1998 to September 2000), Chief Financial Officer (May 1986 to June 1998); **Misty Mountain Gold Limited** (now named Continental Minerals Corporation), Director (November 1995 to February 2001), Co-Chairman (September 2000 to February 2001), President (November 1995 to September 2000), Chief Financial Officer (June 1993 to June 1998), Chief Executive Officer (June 1998 to September 2000); **Northern Dynasty Minerals Ltd.**, Director (June 1994 to present) and Chief Executive Officer (May 1997 to present); **Rockwell Ventures Inc.**, Chairman and Director (November 2000 to present); **Taseko Mines Limited**, Director (January 1991 to present), Co-Chairman (September 2000 to present), President (January 1991 to September 2000), Chief Financial Officer (January 1991 to November 1998), Chief Executive Officer (November 1998 to September 2000), (including Co-Chairman and Director of Gibraltar Mines Ltd. a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **Cash Resources Ltd.**, Director (June 1994 to June 1996); and **American Bullion Minerals Ltd.**, Director (August 1988 to May 1997).

Jeffrey R. Mason, C.A. – Chief Financial Officer, Secretary and Director

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and the Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last seven years as a corporate officer and director to a number of publicly traded (CDNX, NASDAQ, CDNX) mineral exploration and development companies. Mr. Mason is employed by Hunter Dickinson Inc., a company providing management and administrative services to publicly traded companies, and focuses on directing corporate finance, human resources and administration activities.

Mr. Mason is, or was within the past years, an officer and or director of the following public companies: **Amarc Resources Ltd.**, Secretary and Director (September 1995 to present), Treasurer (September 1995 to September 1998) and Chief Financial Officer (September 1998 to present); **Anooraq Resources Corporation**, Director (April 1996 to present), Treasurer (September 1996 to February 1999), Chief Financial Officer (February 1999 to present), Secretary (September 1996 to present); **Farallon Resources Ltd.**, Secretary (December 1995 to present), Chief Financial Officer (December 1997 to present) and Director (August 1994 to present); **Great Basin Gold Ltd.**, Director (February 1994 to present), Secretary (February 1994 to present), Chief Financial Officer (June 1998 to present), Treasurer (February 1994 to June 1998); **Continental Minerals Corporation** (formerly known as Misty Mountain Gold Limited), Secretary (November 1995 to present), Treasurer (November 1995 to June 1998), Chief Financial Officer (June 1998 to present) and Director (June 1994 to present); **Northern Dynasty Minerals Ltd.**, Secretary (June 1996 to present), Director (June 1996 to present), Chief Financial Officer (June 1998 to present), Treasurer (May 1997 to June 1998); **Rockwell Ventures Inc.**, Chief Financial Officer and Director (November 2000 to present); **Taseko Mines Limited**, Secretary (March 1994 to present), Chief Financial Officer (November 1998 to present), Director (March 1994 to present), and Treasurer (March 1994 to November 1998), and (including Chief Financial Officer, Secretary and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **Casamiro Resource Corp.**, Secretary-Treasurer (February 1995 to present).

David J. Copeland, P.Eng. - Director

David J. Copeland is a self-employed geological engineer who has graduated in economic geology from the University of British Columbia. In his 25 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in the mine exploration and development field throughout the South Pacific, Africa, South America and North America.

Mr. Copeland is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present); **Anooraq Resources Corporation,** Director (September 1996 to present); **Farallon Resources Ltd.**, Director (December 1995 to present); **Great Basin Gold Ltd.**, Director (February 1994 to present); **Continental Minerals Corporation** (formerly known as Misty Mountain Gold Limited), Vice-President Project Development (June 1989 to February 1996 and June 1997 to June 1998) and Director (June 1989 to present); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present); **Taseko Mines Limited,** Director (January 1994 to present) (including Director of Gibraltar Mines Ltd., a private mining company which is a wholly owned subsidiary of Taseko Mines Limited); **Casamiro Resources Corp.**, Director (February 1995 to present).

Ronald W. Thiessen, C.A. – President, Chief Executive Officer and Director

Ronald W. Thiessen is a Chartered Accountant who has for the past several years held his principal occupation as a director and/or officer of several publicly traded mineral exploration and development companies. Mr. Thiessen is contracted by Hunter Dickinson Inc., a company providing management and administrative services to publicly traded companies, and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present), President and Chief Executive Officer (September 2000 to present); **Anooraq Resources Corporation**, Director (April 1996 to present), President and Chief Executive Officer (September 2000 to present); **Farallon Resources Ltd.**, Director (August 1994 to present), President and Chief Executive Officer (September 2000 to present); **Great Basin Gold Ltd.**, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present); **Continental Minerals Corporation** (formerly known as Misty Mountain Gold Limited), Director (November 1995 to present), President and Chief Executive Officer (September 2000 to present); **Northern Dynasty Minerals Ltd.**, Director (November 1995 to present); **Rockwell**

Ventures Inc., President and Director (November 2000 to present); **Taseko Mines Limited**, Director (October 1993 to present), President and Chief Executive Officer (September 2000 to present), (including President, Chief Executive Officer and Director of Gibraltar Mines Ltd., a private mining company, which is a wholly owned subsidiary of Taseko Mines Limited); **Casamiro Resources Corp.**, President and Director (February 1990 to present).

Scott D. Cousens - Director

Scott D. Cousens specializes in financing and corporate communications with natural resource companies. Mr. Cousens is employed by Hunter Dickinson Inc., a company providing management and administrative services to publicly traded companies and focuses on directing corporate communications and financing activities. His principal occupation is as an executive to a number of publicly listed mineral exploration companies.

Mr. Cousens is, or was within the past years, an officer and/or director of the following public companies: **Amarc Resources Ltd.**, Director (September 1995 to present); **Anooraq Resources Corporation**, Director (March 1994 to September 1994) and (September 1996 to present); **Farallon Resources Ltd.**, Director (December 1995 to present); **Great Basin Gold Ltd.**, Director (March 1993 to present); **Continental Minerals Corporation** (formerly known as Misty Mountain Gold Limited), Director (June 1994 to present); **Northern Dynasty Minerals Ltd.**, Director (June 1996 to present); **Rockwell Ventures Inc.**, Director (November 2000 to present); and **Taseko Mines Limited**, Director (October 1992 to present).

T. Barry Coughlan - Director

T. Barry Coughlan is a self-employed businessman and financier who over the past 19 years has been involved in the financing of companies on the Vancouver, Toronto and NASDAQ Stock Exchanges. His principal occupation is President and Director of TBC Investments Ltd. a private investment company.

Mr. Coughlan is, or was within the past years, an officer and or a director of the following companies: **Farallon Resources Ltd.** Director (March 1998 to present); **Great Basin Gold Ltd.**, Director, (February 1998 to present); **Adikann Goldfields Ltd.** (formerly Landon Resources Ltd.), Director, (June 1996 to March 1998); **Casamiro Resources Corp.**, Director, (February 1995 to present); **Icon Industries Ltd.** (formerly Ghana Goldfields Ltd.) President, Chief Executive Officer and Director, (September 1991 to present); **Taseko Mines Limited**, Director (February 2001 to present); and **Tri-Alpha Investments Ltd.**, Chief Executive Officer and Director (June 1986 to present).

Taseko does not have an Executive Committee of its directors. Taseko is required to have an Audit Committee and the current members of that committee are Ronald W. Thiessen, Scott D. Cousens and David J. Copeland.

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3, will be nominated at the Meeting for reappointment as auditor of Taseko at a remuneration to be fixed by the directors. KPMG LLP, Chartered Accountants, have been auditors of Taseko since November 19, 1999.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

During Taseko's financial year ended September 30, 2001 the aggregate direct and indirect remuneration paid or payable to Taseko's directors and senior officers by Taseko and its subsidiaries, all of whose financial statements are consolidated with those of Taseko, was $90,617. The direct and indirect remuneration paid or payable to Taseko's directors and senior officers by subsidiaries of Taseko whose financial statements are not consolidated with those of Taseko was nil.

Robert G. Hunter, Co-Chairman of the Board of Directors, Robert A. Dickinson, Co-Chairman of the Board of Directors, Ronald W. Thiessen, President and Chief Executive Officer, and Jeffrey R. Mason, Secretary and Chief Financial Officer, are each a "Named Executive Officer" of Taseko for the purposes of the following disclosure.

The compensation paid to each of the Named Executive Officers during Taseko's three most recently completed financial years is as set out below:

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)[1]	LTIP Payouts ($)[2]	All Other Compen-sation ($)[3]
Robert G. Hunter Co-Chairman and Director	2001 2000 1999	12,539 18,694 43,480	Nil Nil Nil	Nil Nil Nil	Nil Nil 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Robert A. Dickinson Co-Chairman and Director	2001 2000 1999	8,025 11,965 28,019	Nil Nil Nil	Nil Nil Nil	Nil Nil 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ronald W. Thiessen[(1)] President Chief Executive Officer and Director	2001 2000	12,539 18,694	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Jeffrey R. Mason Chief Financial Officer, Secretary and Director	2001 2000 1999	12,539 18,694 43,480	Nil Nil Nil	Nil Nil Nil	Nil Nil 250,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. Thiessen was not a Named Executive Officer for the year ended September 30, 1999.

No share options were granted to the Named Executive Officers during the financial year ended September 30, 2001.

No options were exercised by the Named Executive Officers during the financial year ended September 30, 2001. The value of the unexercised in-the-money options was nil as at September 30, 2001.

Termination of Employment, Change in Responsibilities and Employment Contracts

There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or any other termination of employment of the officer's employment or from a change of the Named Executive Officer's responsibilities following a change in control.

Compensation of Directors

There are no arrangements under which directors were compensated by Taseko and its subsidiaries during the financial year ended September 30, 2001 for their services in their capacity as directors or consultants. Taseko paid $32,436 to a private engineering company owned by David J. Copeland for engineering services provided during the year.

During the financial year ended September 30, 2001, an aggregate of 30,000 options, exercisable at $1.05 per share, were granted to a director pursuant to Taseko's share incentive plan. Subsequently, these options were repriced to $0.50 per share with the expiry date of June 26, 2003 unchanged. The options and pricing were set according to the Taseko option plan and approved by the Canadian Venture Exchange.

ADDITIONAL COMPANY INFORMATION

Indebtedness of Directors, Executive Officers and Senior Officers

None of the directors, executive officers or senior officers of Taseko or any subsidiary thereof, or any associate or affiliate of any of them, is or has been indebted to Taseko.

Directors' and Officers' Liability Insurance

Under an existing policy of insurance, Taseko is entitled to be reimbursed for indemnity payments it is required or permitted to make to directors and officers. The directors and officers of Taseko as individuals are insured for losses arising from claims against them for certain of their acts, errors or omissions. The policy provides a maximum coverage in any one policy year of $5 million in annual claims (subject to a deductible of $50,000 per claim) payable by Taseko. The annual premium in the current fiscal year is $19,346. The premiums for the policy are not allocated between directors and officers as separate groups.

Interest of Management and Insiders in Material Transactions

To the knowledge of management of Taseko, no insider or nominee for election as a director of Taseko or any associate or affiliate of the foregoing persons had any material interest, direct or indirect, with the exception as disclosed below, in any transaction during the year ended September 30, 2001, or has any interest in any transaction in the current year except as disclosed herein.

In January 2002, Taseko Mines Limited agreed to acquire, subject to regulatory approval, the shares of Gibraltar Refinery (2002) Ltd. and Gibraltar Refinery (2002) No. 2 Ltd. which, following the completion of a share exchange take-over bid by these companies, will own all of the limited partnership units of Gibraltar Engineering Services Limited Partnership (the "GESL Partnership"). In 2001, the GESL Partnership successfully completed a private placement of Units for aggregate proceeds of $1.85 million. A further $3 million of expenditures were incurred by the GESL Partnership, which was financed by a separate partnership, GESL Refinery Process Partnership ("GRP"). Taseko will effectively issue, in February 2002, pursuant to regulatory approval, 4.9 million common shares valued at $0.44 per share for the business of the GESL Partnership. If the additional funding is secured for GRP then Taseko would, subject to future regulatory approval, issue an additional 8 million common shares, to which no insider currently has an interest. In return, Taseko acquires the benefits of a going concern business with the intent of carrying on future projects and undertaking further business activities.

The GESL Partnership is an integrated engineering and contract services business, and it has used the financing proceeds to carry out a defined work program and advance feasibility work for commercializing a new copper refining technology. The technology was developed by Cominco Engineering Services Limited ("CESL"), a subsidiary of Teck Cominco Metals Ltd., for use at a proposed refinery to be located at Gibraltar Mines Ltd. ("Gibraltar") mine site in Williams Lake, B.C. The proposed Refinery would process concentrate from existing mine facilities, and possibly other mines in the area, to produce London Metal Exchange (LME) grade "A" cathode copper.

Under the terms of the defined work program, the GESL Partnership initiated feasibility studies to determine the capital and operating costs of the proposed refinery to an accuracy of +/- 15%, rates of return, net present values and other viability parameters. The GESL Partnership and CESL jointly engaged Bateman Engineering Pty Ltd. ("Bateman") to carry out a feasibility-level Capital and Operating Cost Study (the "Study") for the construction of a hydrometallurgical copper refinery (the "Refinery") at the Gibraltar Mine. The refinery would be capable of processing 130,000 tonnes of 24% copper concentrate and producing 70 million pounds of London Metal Exchange grade copper cathode annually. The steady state operating cost for the production of copper metal from concentrate in the Refinery was determined to be US$0.147 per pound of copper produced. Currently, concentrate transportation plus smelting and refining costs average US $0.33 per pound of copper produced, resulting in a projected net cost reduction of over US $0.18 per pound of copper.

The study also identified several synergies with the existing Gibraltar mill and treatment facilities. For example, as acid would be produced in the refinery, less acid would need to be procured for the heap leach facility at the Gibraltar site. In addition, heating the leach solution with excess heat generated by the refinery would enhance copper recovery from the heap leach. Implementing some of these additional opportunities would result in cost savings beyond the $17.4 million per annum savings associated with changing the Gibraltar mine from a concentrate producer to a cathode producer.

Mr. T. Barry Coughlan, director of Taseko, owns 25 Units or 0.52% of the issued and outstanding Units and Carmen G. Dickinson, the wife of Robert A. Dickinson, director and co-chairman of Taseko, also owns 344 Units or 7.1% of the issued and outstanding Units of the GESL Partnership which on February 26, 2002 will convert, pursuant to the Take Over Transaction initiated on January 23, 2002 and approved by the Canadian Venture Exchange, to 66,477 and 914,728 common shares of Taseko respectively.

Directors and officers of Taseko may from time to time serve as directors of and have an interest, either directly or indirectly, in other companies involved in natural resource exploration and development. As a result, a director of Taseko may be presented, from time to time, with situations, which give rise to an apparent conflict of interest. On any conflict situation, a director may abstain from voting on resolutions of the Board of Directors that evoke such conflict in order to have the matter resolved by an independent Board, or the situation may be presented to the shareholders of Taseko for ratification. In any event, the directors of Taseko must, in accordance with the laws of British Columbia, act honestly and in good faith and in the best interests of Taseko, and must exercise the care, diligence and skill of a reasonably prudent person in dealing with the affairs of Taseko.

Management Agreement with Hunter Dickinson Inc.

Taseko does not have full-time management or employees, except a skeleton crew at Gibraltar Mines Ltd., hence these services are provided to Taseko by Hunter Dickinson Inc. ("HDI") pursuant to a geological and administrative services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration companies (one of which is Taseko and one of which is Continental Minerals Corporation (formerly Misty Mountain Gold Limited)) and is managed by persons the majority of whom are also directors of Taseko. HDI is one of the largest independent mining exploration groups in North America and as of December 31, 2001, employs or retains on a substantially full-time basis, 15 geoscientists (of which 5 are professional geologists/P.Geo., 3 are geological engineers/P.Eng. and 1 is a Ph.D), 4 licensed professional mining, mechanical or civil engineers (P.Eng.), 7 accountants (including 3 CA's and 2 CMA's) and 16 administrative staff. It has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario and Quebéc) and internationally in Brazil, Chile, Nevada USA, Mexico and South Africa. HDI allocates the cost of staff input into projects, such as the Prosperity and Gibraltar Projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts, which are considered by Taseko management to be at a cost that is competitive with arm's-length suppliers. The shares of HDI are owned by each of the participating public corporations (including Taseko) for as long as HDI's services are being retained by such participating company, however a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days' notice. In fiscal 2001, Taseko and its subsidiaries and affiliates were invoiced $4,340,652 by HDI (see also accompanying financial statements) for services and work. This includes $3,571,942, billed at industry standard rates, for the Gibraltar Engineering Services Limited Partnership refinery project and is made up of payments by HDI for personnel, outside third party contractors, engineering, procurement and construction management. The balance of costs amounting to $768,710 (2000 - $874,541) relate to the operations of Taseko and its subsidiaries.

PARTICULARS OF MATTERS TO BE ACTED UPON

General Authority to Increase Capitalization

Taseko, through its wholly owned subsidiary Gibraltar Mines Ltd., has a continuing funding obligation with respect to keeping the Gibraltar Mine on standby awaiting possible re-start scenarios of higher copper prices and/or the completion of feasibility work with respect to hydrometallurgical technology, which will bring the cost of copper refining down to a level where mining at Gibraltar may again be profitable even in depressed copper price markets. Currently, the standby costs at the Gibraltar Mine are approximately $200,000 per month, primarily for skeleton staff, property taxes, power, environmental control and other general expenses. General and administrative costs of Taseko are approximately $100,000 per month. In the year ended September 30, 2001 Taseko received interest income of $1.1 million from the funds held in trust for future reclamation purposes and other funds on deposits. Taseko spent $3.9 million on exploration expenditures (inclusive of Gibraltar standby costs) plus $3.6 million on other test work feasibility engineering. Therefore, Taseko's loss for fiscal 2001 was approximately $10.4 million. Taseko's management recognizes that it cannot continue to fund this level of activities with its current resources and accordingly is taking steps to reduce expenditures. Notwithstanding such reductions in cash outflows, Taseko estimates that it will continue to be required to make expenditures at a minimum in the $3 to $5 million per year range. Taseko's only source of cash to date has been the sale of equity securities. Taseko does not anticipate that other sufficient sources of cash are likely to materialize and, accordingly, anticipates the need to issue additional common shares in the foreseeable future. Taseko's minimum anticipated share issuances in the ensuing year are approximately 10 million shares (based on a $5 million budget) and the prevailing market price in the $0.50 range. If the opportunity presents itself to acquire additional cash, property or services or to settle outstanding indebtedness, Taseko's management seeks shareholders' authority to issue up to 50 million common shares prior to the next annual general meeting.

Under British Columbia corporate law, directors are vested with the authority to issue shares for cash, property (including settlement of debt) or services, providing that the valuation of non-cash consideration is fair and reasonable and in the best interest of the Company and the shares issued for such consideration are reasonably valued. Taseko uses prevailing trading price of its common shares as quoted on the Canadian Venture Exchange or the over-the-counter NASDAQ Bulletin Board as a benchmark for valuing its shares. Pursuant to regulatory policies and prevailing industry standards, Taseko will apply a discount of up to 25% from such market prices to reflect the fact that the purchasers of such treasury shares are generally subject to restrictive hold periods, for some period of time after completion of the share sale, pursuant to applicable securities legislation. Under prevailing policies of the Canadian Venture Exchange, issuances of the number of shares in excess of 25% of a listed company's then outstanding shares generally require prior shareholders' approval. The purpose of the below noted resolution, for which Taseko management seeks the shareholders' approval, is to obviate the necessity of having to convene an additional shareholders meeting in the event that an arrangement(s), satisfactory to the board, are reached for the issuance of shares prior to the 2003 shareholders' meeting. The limitation of the approval sought is that any transaction effected by Taseko to issue shares must be to parties substantially at arms-length to Taseko, must be completed prior to the date of the next annual meeting and must receive the acceptance for filing of the regulatory officials of the Canadian Venture Exchange. The share issuances may occur in one or more transactions and with one or more recipients.

Management proposes that shareholders favourably consider and approve the following resolution:

> "Resolve as an ordinary resolution, that the directors of Taseko be authorized to re-capitalize Taseko, through the issuance of common shares for cash, property (including settlement of debts) or services, by issuing up to 50 million common shares of Taseko in one or more substantially arms-length transactions, providing such share issuances are effected at prevailing market prices less applicable discounts permitted by regulatory policies".

An ordinary resolution is a resolution passed by the shareholders of the Company at a general meeting by a simple majority of the votes cast in person or by proxy.

OTHER MATTERS

Management is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

BY ORDER OF THE BOARD

"Ronald W. Thiessen"

Ronald W. Thiessen
President and Chief Executive Officer

REGISTERED/NON-REGISTERED SHAREHOLDERS

TASEKO MINES LIMITED

1020-800 West Pender Street
Vancouver, B.C.
V6C 2V6
Tel: (604) 684-6365
Fax: (604) 684-8092
Toll Free: 1-800-667-2114
Email: info@hdgold.com

TO: INVESTORS OF TASEKO MINES LIMITED

Please indicate below what information you would be interested in receiving by completing this form and returning to the above noted address by mail or fax.

☐ News Releases - ☐ email* ☐ fax* ☐ mail

☐ Interim Financial Statements

____
Name (please print)

____
Address

______________________________ ______________________________
City State/Province

______________________________ ______________________________
Country Zip/Postal Code

( ) ______________________________ ( ) ______________________________
Telephone Fax

____
Email Address

*If you choose these options you will receive news releases from all the Hunter Dickinson Group of Companies.

TASEKO MINES LIMITED
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone: (604) 684-6365 Fax: (604) 684-8092

P R O X Y

This proxy is solicited by the management of TASEKO MINES LIMITED ("Taseko") for the Annual and Extraordinary General Meeting of its shareholders (the "Meeting") to be held on March 28, 2002.

The undersigned hereby appoints **Ronald W. Thiessen,** President and Chief Executive Officer of Taseko, or failing him, **Jeffrey R. Mason,** Secretary and Chief Financial Officer of Taseko, or instead of either of the foregoing, (insert name) ______________________, as nominee of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Meeting to be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on March 28, 2002, at 2:00 p.m., local time, and at any adjournments thereof, and directs the nominee to vote or abstain from voting the shares of the undersigned in the manner indicated below:

1. **Fixing the Number of Directors**

   Vote For ☐ Against ☐ the resolution fixing the size of the board of directors at seven (7).

2. **Election of Directors**

   The nominees proposed by management of Taseko are:

DAVID J. COPELAND	Vote For ☐	Withhold Vote ☐
T. BARRY COUGHLAN	Vote For ☐	Withhold Vote ☐
SCOTT D. COUSENS	Vote For ☐	Withhold Vote ☐
ROBERT A. DICKINSON	Vote For ☐	Withhold Vote ☐
ROBERT G. HUNTER	Vote For ☐	Withhold Vote ☐
JEFFREY R. MASON	Vote For ☐	Withhold Vote ☐
RONALD W. THIESSEN	Vote For ☐	Withhold Vote ☐

3. **Auditor**

   Vote For ☐ Withhold Vote ☐ on the resolution to appoint KPMG LLP, Chartered Accountants, as auditor of Taseko at a remuneration to be fixed by the board of directors.

4. **General Authority to Increase Capitalization**

   Vote For ☐ Against ☐ the resolution, in advance, that the directors of Taseko be authorize to re-capitalize Taseko through the issuance of common shares for cash, property (including settlement of debts) or services through the issuance of up to 50 million common shares of Taseko in one or more substantially arms-length transactions providing such share issuance are effected at prevailing market prices less applicable discounts permitted by the regulatory policies, all as more particularly described in and subject to the restrictions set out in the Information Circular prepared for the Meeting.

5. Upon any permitted amendment to or variation of any matter identified in the Notice of Annual and Extraordinary General Meeting and upon any other matter that properly comes before the Meeting.

THE UNDERSIGNED HEREBY REVOKES ANY PRIOR PROXY OR PROXIES.

DATED: ______________________________, 2002.

[ ]

[ ]

(Please advise Taseko of any change of address)

____
Signature of Shareholder

____
(Please print name here)

A proxy will not be valid unless the completed, signed and dated form of proxy is delivered to the office of Computershare Trust Company of Canada by fax (604) 683-3694 by mail or by hand at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Any one of the joint holders of a share may sign a form of proxy in respect of the share but, if more than one of them is present at the Meeting or represented by proxyholder, that one of them whose name appears first in the register of members in respect of the share, or that one's proxyholder, will alone be entitled to vote in respect thereof. Where the form of proxy is signed by a corporation, either its corporate seal must be affixed or the form should be signed by the corporation under the hand of an officer or attorney duly authorized in writing, which authorization must accompany the form of proxy.

A shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and on the shareholder's behalf at the Meeting other than either of the nominees designated in this form of proxy, and may do so by inserting the name of that other person in the blank space provided for that purpose in this form of proxy or by completing another suitable form of proxy.

The shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot, and where a choice with respect to a matter to be acted on is specified the shares will be voted on a ballot in accordance with that specification. Unless marked to the contrary below, this proxy confers discretionary authority with respect to matters, other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual and Extraordinary General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting. **In respect of a matter so identified or referred to for which no instruction is given, the nominees named in this proxy will vote shares represented thereby for the approval of such matter**.

Discretion Conferred

The undersigned hereby grants ☐ or withholds ☐ authority of the proxyholder to vote my shares on any amendment or variation of any matters defined in the Notice of Meeting or upon any new matter which properly comes before the meeting or any adjournment thereof.

TASEKO MINES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001

(Expressed in Canadian dollars)

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Taseko Mines Limited as at September 30, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years ended September 30, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2001 and 2000 and the results of its operations and its cash flows for each of the years ended September 30, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for income taxes as explained in note 2(h) to the financial statements, on a consistent basis.

KPMG LLP

Chartered Accountants

Vancouver, Canada

January 31, 2002

TASEKO MINES LIMITED

Consolidated Balance Sheets
(Expressed in Canadian dollars)

	September 30, 2001	September 30, 2000
Assets		
Current assets		
Cash and equivalents	$ 82,296	$ 6,691,634
Amounts receivable (note 9)	231,432	1,773,543
Supplies inventory	2,400,000	5,972,433
Prepaid expenses	27,183	129,885
	2,740,911	14,567,495
Plant and equipment (note 4)	10,872,590	11,587,447
Reclamation deposits (notes 3 and 6(c)(ii))	17,854,892	8,517,830
Mineral property interests (note 5)	602,001	44,826,214
	$ 32,070,394	$ 79,498,986
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities (note 9)	$ 2,928,589	$ 695,657
Reclamation liability (notes 3 and 6(c))	32,700,000	32,700,000
	35,628,589	33,395,657
Shareholders' equity (deficiency)		
Share capital (note 6)	87,897,199	87,897,199
Convertible debentures (note 6(c))	17,000,000	8,500,000
Deficit	(108,455,394)	(50,293,870)
	(3,558,195)	46,103,329
Continuing operations (note 1)		
Commitments (note 5)		
Subsequent events (notes 6(d), 6(e) and 10)		
	$ 32,070,394	$ 79,498,986

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

/s/ Robert G. Hunter

Robert G. Hunter
Director

/s/ Jeffrey R. Mason

Jeffrey R. Mason
Director

TASEKO MINES LIMITED

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

	Years ended September 30, 2001	2000	1999
Revenue			
Interest and other	$ 1,110,431	$ 678,014	$ 360,842
Expenses			
Conference and travel	72,981	36,428	78,074
Consulting	1,750,662	104,683	515,006
Corporation capital taxes	211,486	94,836	189,015
Depreciation	714,857	717,002	366,983
Exploration (schedule)	3,860,176	4,464,999	2,002,610
Interest and finance charges	73,058	--	318,763
Legal, accounting and audit	483,653	199,905	268,324
Office and administration	674,783	795,049	474,756
Refinery project (schedule)	3,571,942	--	--
Shareholder communication	73,523	101,953	104,904
Trust and filing	51,155	72,446	59,373
	11,538,276	6,587,301	4,377,808
Loss before other items	(10,427,845)	(5,909,287)	(4,016,966)
Loss on sale of marketable securities	--	--	(5,299)
Write down of inventory	(3,509,465)	--	--
Write down of mineral property acquisition costs	(44,224,214)	--	--
Loss for the year	(58,161,524)	(5,909,287)	(4,022,265)
Deficit, beginning of year	(50,293,870)	(44,384,583)	(40,362,318)
Deficit, end of year	$ (108,455,394)	$ (50,293,870)	$ (44,384,583)
Loss per share	$ (2.32)	$ (0.25)	$ (0.22)
Weighted average number of common shares outstanding	25,067,697	23,402,726	17,969,886

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Years ended September 30, 2001	2000	1999
Cash provided by (used for)			
Operations			
Loss for the year	$ (58,161,524)	$ (5,909,287)	$ (4,022,265)
Items not involving cash			
Depreciation	714,857	717,002	366,983
Loss on sale of marketable securities	--	--	5,299
Write down of inventory	3,509,465	--	--
Write down of mineral property acquisition costs	44,224,214	--	--
Accrued interest income on reclamation deposits	(837,062)	(455,803)	(46,685)
Loan guarantee fees and financing costs for shares	-	--	270,000
Changes in non-cash working capital			
Amounts receivable	1,542,111	1,154,134	(2,540,346)
Supplies inventory	62,968	244,235	128,332
Prepaid expenses	102,702	(69,461)	(60,424)
Accounts payable and accrued liabilities	2,232,932	(757,536)	186,525
	(6,609,337)	(5,076,716)	(5,712,581)
Investments			
Reclamation deposit (note 6(c)(ii))	(8,500,000)	--	--
Notes receivable	--	3,457,213	(357,213)
Mineral property interests, net	(1)	48,274	(172,307)
Plant and equipment	--	--	(6,651)
Cash acquired on business acquisition (note 5(e))	--	52,456	--
	(8,500,001)	3,557,943	(536,171)
Financing			
Convertible debentures (note 6(c))	8,500,000	4,500,000	4,000,000
Bank operating loan	--	--	(1,997,212)
Common shares issued for cash, net of issue costs	--	2,421,480	4,946,671
	8,500,000	6,921,480	6,949,459
Increase (decrease) in cash and equivalents	(6,609,338)	5,402,707	700,707
Cash and equivalents, beginning of year	6,691,634	1,288,927	588,220
Cash and equivalents, end of year	$ 82,296	$ 6,691,634	$ 1,288,927

Supplementary cash flow disclosures (note 8)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Schedules of Exploration Expenses
(Expressed in Canadian dollars)

Year ended September 30, 2001	Property Prosperity	Property Gibraltar	Property Westgarde	Total
Exploration expenses				
Assays and analyses	$ 88,679	$ 147,209	$ 10,016	$ 245,904
Drilling	--	--	--	--
Equipment rentals	72,873	18,723	--	91,596
Geological	72,339	546,123	167,392	785,854
Mine planning	149,068	18,700	--	167,768
Option payment	--	--	30,000	30,000
Site activities	626	2,503,963	--	2,504,589
Transportation	3,350	27,547	3,568	34,465
Incurred during the year	386,935	3,262,265	210,976	3,860,176
Cumulative expenditures, beginning of year	41,136,833	3,388,576	--	44,525,409
Cumulative expenditures, end of year	$41,523,768	$ 6,650,841	$ 210,976	$48,385,585

Years ended September 30, 1999 & 2000	1999 Prosperity	Property 2000 Prosperity	Property 2000 Gibraltar	2000 Total
Exploration expenses				
Assays and analyses	$ 3,803	$ 13,458	$ 249,458	$ 262,916
Drilling	--	--	389,671	389,671
Equipment rentals	27,149	31,225	87,548	118,773
Geological	102,752	32,808	353,289	386,097
Mine planning	1,839,646	812,186	111,308	923,494
Site activities	3,618	115,388	2,193,138	2,308,526
Transportation	25,642	71,358	4,164	75,522
Incurred during the year	2,002,610	1,076,423	3,388,576	4,464,999
Cumulative expenditures, beginning of year	38,057,800	40,060,410	--	40,060,410
Cumulative expenditures, end of year	$40,060,410	$41,136,833	$ 3,388,576	$ 44,525,409

Consolidated Schedule of Refinery Project Expenses
(Expressed in Canadian dollars)

Year ended September 30, 2001	Total
Concentrate production	$ 168,381
Engineering	1,649,375
Environmental and permitting	352,421
Interest	121,011
Metallurgy	363,098
Pilot plant testwork	508,759
Support services	408,897
Cumulative expenditures, end of the year	$ 3,571,942

See accompanying notes to consolidated financial statements

1. Continuing operations

The Company is incorporated under the Company Act (British Columbia), and its principal activities are the exploration of the Company's 100% owned Prosperity Gold-Copper Property and the operation of the Gibraltar Copper Mine, which is currently on care and maintenance. Both mineral properties are located in south central British Columbia, Canada, near the City of Williams Lake. The Company also holds an interest, which was increased subsequent to year end (note 10(a)), in the Harmony Gold Property, an exploration property located on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia, and the Westgarde property, an exploration property located 60 kilometres south of Smithers, British Columbia.

The Company's continuing operations and the underlying value and recoverability of the amounts shown for the Prosperity, Harmony and Westgarde mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves in those properties, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests. The recoverability of the amounts shown for the Gibraltar Mine mineral property interest and related plant and equipment and supplies inventory is dependent upon the ability of the Company to obtain the necessary financing to re-start operations of the mine, should copper prices and other factors warrant it, and upon future profitable production or proceeds from the disposition of the mine.

These financial statements are prepared on the basis that the Company will continue as a going concern. At September 30, 2001, the Company has a working capital deficiency of $187,678 and has recorded significant losses in each of the last three fiscal years. Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2. Significant accounting policies

(a) Basis of presentation and consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Taseko Resources Inc., Concentrated Exploration Ltd. (note 5(e)), Concentrated Exploration 2000 Ltd. (note 5(e)) and Gibraltar Mines Ltd. (note 3), its 70% owned subsidiary Cuisson Lake Mines Ltd. (note 5(b)), and its 99.99% interest in Gibraltar Engineering Services Limited Partnership ("GESL Partnership") (note 5(b)) and Revelation Exploration Limited Partnership (note 5(d)). All significant intercompany accounts and transactions have been eliminated.

(b) Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

2. Significant accounting policies (continued)

(c) Supplies inventory

Supplies inventory is reported at the lower of moving average cost and net realizable value.

(d) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated economic life of the plant and equipment using the straight line basis at annual rates ranging from 2.64% to 33%, except for the solvent extraction/electrowinning plant and equipment included in Gibraltar Mine plant and equipment (note 4), which are depreciated on a straight line basis at rates from 20% to 50% per annum.

(e) Mineral property interests

The Company defers mineral property acquisition costs on a property by property basis. Exploration expenditures incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination or to increase production or to extend the life of existing production are capitalized, except as noted below. These acquisition costs and deferred development expenditures will be amortized and depreciated over the estimated life of the property, or written off to operations if the properties are abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

All costs incurred by the Company during the care and maintenance period at the Gibraltar Mine, are expensed as incurred (note 3).

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair value of shares issued to date relating to acquisition costs, less write-downs (note 5), but does not necessarily reflect present or future values.

Costs related to the feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the process will be capitalized and amortized over the life of the plant.

Administrative expenditures are expensed as incurred.

(f) Share capital

Common shares issued for non-monetary consideration are recorded at fair value based upon the trading price of the shares on the Canadian Venture Exchange (the "CDNX") on the date of the agreement to issue the shares.

2. Significant accounting policies (continued)

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(g) Share purchase option compensation plan

The Company has a share purchase option compensation plan, which is described in Note 6(d). No compensation expense is recognized for this plan when stock options are granted. Any consideration paid on exercise of stock options is credited to share capital.

(h) Income taxes

Effective October 1, 2000, the Company adopted, retroactively and without restatement of prior periods, the new recommendations of the Canadian Institute of Chartered Accountants (the "CICA") regarding accounting for income taxes, which requires the use of the asset and liability method. The cumulative effect, at October 1, 2000, of adopting these recommendations was not material. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the timing of recognition of revenues and expenses for income tax and financial reporting purposes.

(i) Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented, as the effect on basic loss per share is anti-dilutive.

(j) Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity. The fair value of the convertible debentures is not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. In addition, it is not practicable to determine the fair values of the amounts payable to/from related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments. Accordingly, details of the terms of these financial instruments are disclosed in the notes to the financial statements.

(Expressed in Canadian dollars)

2. Significant accounting policies (continued)

(k) Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment, if any, of mineral property interests and plant and equipment, the balance of reclamation liability and rates for depreciation. Actual results could differ from those estimates.

(l) Segment disclosures

The Company operates in a single segment, being exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

3. Business acquisition

Gibraltar Mine

On July 21, 1999, the Company, through its wholly owned subsidiary Gibraltar Mines Ltd., completed the acquisition of the Gibraltar mine and related plant and equipment, supplies inventory and reclamation deposit from Boliden Westmin (Canada) Limited ("BWCL"), and completed a related convertible debentures financing (note 6(c)). The acquisition has been accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. Details of the acquisition are as follows:

Assets acquired (at fair values):

Notes receivable	$ 22,100,000
Supplies inventory	6,345,100
Reclamation deposit	8,000,000
Plant and equipment	12,654,900
Mineral property interests	3,324,844
	$ 52,424,844

Consideration given and liabilities assumed for assets acquired:

Issuance of preferred shares of Gibraltar Mines Ltd.	$ 19,000,000
Reclamation liability	32,700,000
Finders fees and expenses, net of cash received	724,844
	$ 52,424,844

(a) Notes receivable

The notes receivable of $22.1 million consisted of a $3.1 million note receivable from an affiliate of BWCL, that is non-interest bearing, due on October 14, 1999 (received) and guaranteed by BWCL's parent company, and a $19 million note receivable from BWCL that is non-interest bearing and due on or before April 21, 2000 (received).

(Expressed in Canadian dollars)

3. **Business acquisition (continued)**

(b) Preferred shares of Gibraltar Mines Ltd.

In connection with the acquisition of the Gibraltar mine, Gibraltar Mines Ltd. issued to BWCL 19,000,000 Class A Preferred shares at a price of $1.00 each. These preferred shares were redeemable at the option of BWCL, retractable, non-voting and subject to certain other terms and conditions, although redemption of these shares was limited to after May 21, 2000. During fiscal 2000, all of these shares were redeemed by BWCL.

4. **Plant and equipment**

Prosperity Property Equipment	Cost September 30, 2001 and 2000	Accumulated depreciation (note 2(d))	Net book value September 30, 2001	Net book value September 30, 2000
Field	$ 11,879	$ 8,375	$ 3,504	$ 5,006
Computer and office	15,172	12,517	2,655	3,793
Total Prosperity Property	$ 27,051	$ 20,892	$ 6,159	$ 8,799

Gibraltar Mine Plant and Equipment	Cost September 30, 2001 and 2000	Accumulated depreciation (note 2(d))	Net book value September 30, 2001	Net book value September 30, 2000
Buildings and equipment	$ 5,931,580	$ 264,615	$ 5,666,965	$ 5,742,770
Mine equipment	5,454,001	1,122,753	4,331,248	4,800,147
Plant and equipment	1,015,303	311,724	703,579	833,766
Vehicles	152,854	49,410	103,444	124,079
Computer equipment	101,162	39,967	61,195	77,886
Total Gibraltar Mine	$ 12,654,900	$ 1,788,469	$ 10,866,431	$ 11,578,648

Total plant and equipment	$ 12,681,951	$ 1,809,361	$ 10,872,590	$ 11,587,447

As part of the acquisition of the Gibraltar Mine, the Company pledged the Gibraltar Mine plant and equipment as security for the environmental liability of $32.7 million assumed as part of the acquisition.

5. **Mineral property interests**

	September 30, 2001	September 30, 2000
Prosperity Gold-Copper Property (note 5(a))	$ 1,000	$ 38,289,645
Gibraltar Copper Mine (note 5(b))	1,000	5,936,568
Harmony Gold Property (note 5(c))	600,000	600,001
Westgarde Property (note 5(d))	1	--
	$ 602,001	$ 44,826,214

(Expressed in Canadian dollars)

5. Mineral property interests (continued)

(a) Prosperity Gold-Copper Property

At September 30, 2001, the Company owns 99% of the Prosperity Gold-Copper Property, located in the Clinton Mining Division, British Columbia, Canada, 100% of which was acquired prior to 1995 for total cash and share consideration of $28,660,010. During fiscal 1998, the Company entered into an agreement that allowed a party to earn a 9% working interest in the Prosperity Property, which was subsequently reacquired in fiscal 1999 (note 5(e)). During fiscal 1999, the Company entered into an agreement that allowed a party to earn up to a 5% working interest in the Prosperity Property, which was subsequently reacquired in fiscal 2000 (note 5(e)), and entered into an agreement that allowed an exploration limited partnership controlled by Misty Mountain Gold Limited ("Misty Mountain"), a public company with certain directors and officers in common with the Company, to earn a 1% working interest in the property for $600,001 which subsequent to year end (note 10(a)) was reacquired.

During fiscal 2001, consistent with the Company's accounting policy, the Prosperity project was written down to $1,000 to reflect the extended depressed conditions in the metal markets, and the Company's intention to defer work on the project pending a strong recovery of metal prices.

(b) Gibraltar Copper Mine

On July 21, 1999, the Company acquired 100% of the Gibraltar Copper mine mineral property, located near Williams Lake, British Columbia, Canada, for $3,324,844 (note 3). This included 100% of NGMT Resources Limited and 70% of the shares of Cuisson Lake Mines Ltd., companies with mineral property interests within the Gibraltar mine property. The Company subsequently entered into an agreement whereby a party purchased a 7.5% interest in the Gibraltar mine for $352,500, which was subsequently reacquired in fiscal 2000 (note 5(e)). As part of its operating permits, Gibraltar Mines Ltd. has agreed to incur a total of $4,000,000 on reclamation and environmental programs during the six year period July 1999 to July 2005, of which $2,131,650 was incurred to September 30, 2001.

In fiscal 2001, Gibraltar Mines Ltd., GESL Partnership and Cominco Engineering Services Ltd. ("CESL") concluded a memorandum of agreement to jointly complete an evaluation for a potential hydrometallurgical copper refinery at the Gibraltar mine. The parties agreed to complete a $2.7 million detailed investigation of the feasibility of the refinery, including the production and bulk testing of six tonnes of concentrate through CESL's existing pilot plant. CESL and GESL Partnership will each be responsible for funding 50% of these evaluation costs.

GESL Partnership is a limited partnership formed under the laws of British Columbia, which commenced business on October 1, 2000. The limited partner of the GESL Partnership at September 30, 2001 was the Company. The principal business activity of the GESL Partnership is to conduct an integrated engineering and contract services business. It has implemented a defined work program, the results of which will contribute to a final determination of the feasibility of commercializing a hydrometallurgical technology developed by CESL for extracting copper from concentrates in a proposed refinery to be located at the Gibraltar mine.

Upon completion of the defined work program, the GESL Partnership will have the right, subject to obtaining further financing and by mutual agreement between Gibraltar Mines Ltd. and CESL, to implement and supervise an expanded bulk sampling program in 2002, if required, for a further fee at industry standard rates. In addition, upon completion of the defined work program, the GESL Partnership will have the right, in the event that a final decision is made to proceed with the construction of the Gibraltar refinery, to provide necessary engineering services relating to a start-up of operations at the Gibraltar mine, and for the final design, tendering, procurement and construction of the Gibraltar refinery, as well as the right to become contract operator of the Gibraltar mine, the Gibraltar mine concentrator and

(Expressed in Canadian dollars)

5. Mineral property interests (continued)

the Gibraltar refinery. In each case, the GESL Partnership will provide its services for a fixed fee equal to industry standard rates for such services, and such services will be provided pursuant to a definitive consulting and operating agreement negotiated in good faith between the parties and containing customary industry terms and conditions.

If Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar refinery, the GESL Partnership has the right to construct, own and operate a refinery utilizing the CESL technology at the Gibraltar mine site, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology. In addition, if Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar refinery, the GESL Partnership has the right, until July 1, 2006, to provide engineering and contract operation services, to Gibraltar Mines Ltd. or any other party, for the construction and operation of a refinery using the CESL technology on the Gibraltar property subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology.

To September 30, 2001, the GESL Partnership, under the memorandum of agreement, incurred costs of $3,571,942.

The Company has retained Procorp Services Limited Partnership ("Procorp") of Vancouver, British Columbia to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp includes an initial payment of US$900,000 for services to be rendered in fiscal 2001 and 2002 and a second payment of US$900,000 upon successful recommencement of commercial production of the Gibraltar mine. In addition, the Company agrees, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar mine.

The Gibraltar Mine has been on care and maintenance since being acquired July 21, 1999. Due to the continued uncertainty as to start-up and the extended cycle of depressed metal prices, during fiscal 2001, the Company has written down the mineral property interest acquisition costs of $5,936,568 to $1,000.

(c) Harmony Gold Property

In February 1999, the Company acquired a 5% net profits royalty on the Harmony Gold Property located in the Skeena Mining Division on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia, Canada, for $600,000, and purchased for $1, an exclusive farmout right to earn up to a 10% working interest in the Harmony Property, by expending $600,000 for each 1% working interest prior to January 1, 2001. The Harmony Gold Property is owned by Misty Mountain, a public company with certain common directors and officers with the Company. During fiscal 2001, the Company allowed this working interest option to expire, unexercised.

(d) Westgarde Property

The Westgarde Property consists of 27 contiguous mineral claims, that contain a copper prospect, covering an area of 6000 hectares located 63 kilometres south of Smithers in west-central British Columbia. Subsequent to the year end, the Property was sold (note 10(a)(ii)).

(Expressed in Canadian dollars)

5. Mineral property interests (continued)

Revelation Exploration Limited Partnership ("Revelation"), of which Gibraltar Mines Ltd. is the limited partner, arranged for the staking of 13 claims and signed an option agreement dated December 7, 2000, on behalf of Gibraltar Mines Ltd. whereby Revelation may earn a 100% interest in 14 claims known as the Star and CL claims. In order for the option to be exercised, cash payments totaling $870,000, plus share issuances of total value of not less than $1,290,000 must be made on or before January 1, 2010. An initial cash payment of $30,000 was paid on December 7, 2000.

(e) Farm-out, joint venture and acquisition agreements

On September 4, 1998, the Company entered into a farm-out and joint venture agreement with Concentrated Exploration Limited Partnership ("Concentrated"), whereby Concentrated earned a 9% working interest in the Prosperity Property by spending $5.4 million on exploration expenditures on the Prosperity Property prior to December 31, 1998. Concentrated was a private B.C.-based resource exploration limited partnership that raised $5.4 million for the purposes of incurring exploration expenditures on the Company's Prosperity Project. In February 1999, the Company reacquired the 9% interest earned by Concentrated by acquiring all of the issued and outstanding shares of Concentrated Exploration Ltd. ("CEL"), which acquired Concentrated's interest in January 1999, in consideration for the issuance of 1,607,444 common shares of the Company.

In February 1999, the Company entered into a farm-out agreement with Concentrated Exploration 1999 Limited Partnership ("CELP99"), whereby CELP99 could earn up to a 5% working interest in the Prosperity Property project on the basis of a 1.5% working interest for each $900,000 expended. Pursuant to a July 1999 acquisition and joint venture agreement, CELP99 purchased a 7.5% interest in the Gibraltar mineral lands for $352,500 by way of a note receivable due July 31, 2001 that bore interest at 8% per annum ($4,713 accrued to September 30, 1999 for a total note and interest receivable of $357,213), and agreed to use reasonable efforts to expend up to $4.5 million on the Gibraltar Project by January 31, 2000. CELP99 was a private B.C.-based resource exploration limited partnership that raised approximately $4.7 million for the purposes of incurring exploration expenditures on the Company's Prosperity and Gibraltar mining projects. The Company had a call right to repurchase both of CELP99's Prosperity and Gibraltar working interests by issuing shares of the Company for CELP99's investment in each project, at 122% and 135% of the earn-in expenditures of the respective projects. Included in amounts receivable at September 30, 1999 was $2.3 million from CELP 99 which was interim bridge financing of trade payables pertaining to work undertaken on the Prosperity and Gibraltar projects. This amount bore interest at 8% per annum and was received during fiscal 2000.

On January 31, 2000, the Company reached an agreement with CELP99 whereby the Company made a takeover bid offer to acquire all of the shares of CELP99's subsidiary, Concentrated Exploration 2000 Ltd. ("CEL2000"), which had acquired the 7.5% interest in the Gibraltar mineral lands owned by CELP99 and the 3.61% working interest in the Prosperity mineral property earned by CELP99. In February 2000, the Company issued 2,492,988 common shares at a value of $2.20 per share to CELP99 to complete the acquisition. In addition to the Prosperity and Gibraltar property interests, CEL2000 had working capital deficiency of $661,624, which included cash of $52,456, and held 34,620 common shares of the Company, at the time of completion.

(Expressed in Canadian dollars)

6. Share capital

(a) Authorized share capital of the Company consists of 100,000,000 common shares without par value.

(b) Issued and outstanding

	Number of Shares	Amount
Balance, September 30, 1999	20,582,709	$80,067,309
Private placement at $1.20	1,600,000	1,920,000
Share issued for the acquisition of CEL2000 at $2.20 (note 5(e))	2,492,988	5,484,574
Warrants exercised at $1.20	355,000	426,000
Warrants exercised at $2.04	37,000	75,480
Balance, September 30, 2000 and 2001	25,067,697	87,973,363
Less 34,620 shares of the Company held by CEL2000 (note 5(e))		(76,164)
Balance, September 30, 2000 and 2001		$ 87,897,199

(c) Convertible debentures

	September 30, 2001	September 30, 2000
Convertible debentures	$17,000,000	$ 8,500,000
Price per common share of the unexercised conversion right	$ 3.64	$ 3.39
Number of common shares potentially issuable under unexercised conversion right	4,670,330	2,507,375

(i) On July 21, 1999, the Company issued a $17 million interest-free debenture to BWCL which is due on July 21, 2009, but is convertible into common shares of the Company for a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter (at September 30, 2001, the conversion price is $3.64 per share). BWCL's purchase of the convertible debenture was payable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert any or all of the debentures into fully paid common shares of the Company from year one to five and thereafter. From the sixth to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then prevailing market price. Since the Company has the ability and intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company has the right to settle the debentures with cash, it has been included as a separate component of shareholders' equity on the balance sheet.

(ii) In connection with the acquisition of the Gibraltar Mine assets from BWCL, the Company agreed to and did place the $8,500,000 debenture payment received on December 29, 2000 as a reclamation deposit, to replace an $8,500,000 letter of credit previously posted by BWCL. At September 30, 2001, the Company has a total of $17.85 million, including accrued interest, as reclamation deposits on the Gibraltar Mine.

(d) Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 4,440,000 share purchase options, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the

(Expressed in Canadian dollars)

6. Share capital (continued)

closing market price of the common shares on the CDNX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee's employment or term of engagement, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days, at management's discretion, following retirement. In the case of death, they terminate at the earlier of one year after the event or the expiry of the options. Vesting of options is done at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	2001		2000		1999	
	Number of shares	Average Price	Number of shares	Average Price	Number of shares	Average Price
Opening balance	2,242,500	$ 2.31	1,931,500	$ 2.43	638,100	$ 1.65
Granted during the year	218,500	1.07	351,500	1.88	2,463,000	2.51
Exercised during the year	--	--	--	--	(1,169,600)	2.17
Expired/cancelled during year	(1,804,000)	2.43	(40,500)	2.39	--	--
Closing balance	657,000	$ 1.56	2,242,500	$ 2.31	1,931,500	$ 2.43
Contractual remaining life in years		1.03		1.21		1.79
Range of exercise prices	$1.01-$2.40		$1.65-3.64		$1.65-$3.64	

Subsequent to September 30, 2001, a total of 200,000 share purchase options expired unexercised and were returned to the plan. In addition, on December 24, 2001, the Company repriced 195,000 share purchase options with an average price of $1.32 per share to $0.50 per share. The expiry dates were not changed.

(e) Share purchase warrants

The continuity of share purchase warrants is as follows:

Expiry dates	Exercise prices	Outstanding September 30, 2000	Issued	Exercised	Expired	Outstanding September 30, 2001
March 3, 2002	$1.30	138,089	--	--	--	138,089
March 3, 2002	$2.35	407,877	--	--	--	407,877
December 31, 2000/01	$1.20/$1.38	1,245,000	--	--	--	1,245,000 (iii)
		1,790,966	--	--	--	1,790,966

(Expressed in Canadian dollars)

6. Share capital (continued)

Expiry dates	Exercise prices	Outstanding September 30, 1999	Issued	Exercised	Expired	Outstanding September 30, 2000
March 3, 2002[i]	$1.30	138,089	--	--	--	138,089
March 3, 2001/02[ii]	$2.04/$2.35	444,877	--	(37,000)	--	407,877
December 31, 2000/01	$1.20/$1.38	--	1,600,000	(355,000)	--	1,245,000
July 21, 2000	$3.14	180,000	--	--	(180,000)	--
		762,966	1,600,000	(104,500)	(180,000)	1,790,966

(i) During fiscal 2000, the exercise price of 138,089 share purchase warrants expiring on March 3, 2001 was reduced from $2.35 to $1.30 and the expiry date was extended to March 3, 2002.

(ii) During fiscal 2000, the expiry date for 444,877 share purchase warrants expiring on March 3, 2001 was extended to March 3, 2002.

(iii) Subsequent to September 30, 2001, the 1,245,000 share purchase warrants expired unexercised.

7. Income taxes

Effective October 1, 2000, the Company retroactively adopted the asset and liability method of accounting for income taxes in accordance with the new recommendations of the CICA. However, there was no effect of the change in accounting policy on the 2001 or 2000 financial statements.

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected B.C. statutory corporate income tax recovery relates to losses not recognized.

As at September 30, 2001, the tax effect of the significant components within the Company's future tax assets are as follows:

Resource pools	$ 7,041,000
Loss carry forwards	4,452,000
Other tax pools	864,000
Subtotal	13,357,000
Valuation allowance	(13,357,000)
Net future income tax asset (liability)	$ --

At September 30, 2001, the Company has available losses for income tax purposes in Canada totaling approximately $12.5 million, expiring at various times from 2002 to 2008.

8. Supplementary cash flow disclosures

In addition to the non-cash financing and investing activities disclosed in note 3 with respect to the Gibraltar mine business acquisition, the Company's non-cash financing and investing activities were as follows:

	September 30, 2001	September 30, 2000	September 30, 1999
Acquisition of mineral properties for shares (note 5(e))	$ --	$ (5,484,574)	$ (7,424,493)
Notes receivable proceeds used to redeem preferred shares of subsidiary	--	19,000,000	--
	$ --	$ 13,515,426	$ (7,424,493)

(Expressed in Canadian dollars)

8. Supplementary cash flow disclosures (continued)

	September 30, 2001	September 30, 2000	September 30, 1999
Supplemental cash flow information			
Cash paid during the year for			
Interest	$ --	$ --	$ 48,763
Taxes	$ 150,888	$ 94,836	$ 189,015

9. Related party transactions and balances

	September 30, 2001	September30, 2000
Hunter Dickinson Inc.		
Services rendered to the Company and its subsidiaries (a)	$ 768,710	$ 874,541
Services rendered to GESL Partnership (b)	$ 3,571,942	$ --

	September 30, 2001	September 30, 2000
Balances receivable/(payable) (c)		
Hunter Dickinson Inc.	$ (1,283,779)	$ 1,379,409

(a) Hunter Dickinson Inc. is a private company with certain common directors that provides geological, corporate development, administrative and management services on a full cost recovery to the Company and its subsidiaries pursuant to an agreement dated December 31, 1996.

(b) During fiscal 2001, Hunter Dickinson Inc. provided engineering and other services to the GESL Partnership at industry standard rates (note 5(b)).

(c) The balances receivable (payable) are non-interest bearing and due on demand, and are included in amounts receivable or accounts payable and accrued liabilities respectively.

10. Subsequent events

(a) Arrangement agreement with Misty Mountain

The Company and its subsidiary Gibraltar Mines Ltd., closed on October 16, 2001, after receiving shareholder, regulatory and court approval, an Arrangement Agreement dated February 22, 2001 with Misty Mountain, which is a British Columbia corporation under common management. Under the terms of the statutory plan of the Arrangement Agreement:

(i) Misty Mountain's Harmony Project is transferred to Gibraltar Mines Ltd. for $65 million payable by $2.23 million cash and 12,483,916 Series A non-voting, redeemable preferred shares in the capital of Gibraltar Mines Ltd. (the "Gibraltar Preferred Shares") which are redeemable on certain terms into common shares of the Company;

(ii) Gibraltar Mines Ltd. transferred to Misty Mountain for $230,000 its option to acquire the Westgarde Property (note 5(d)).

(Expressed in Canadian dollars)

10. Subsequent events (continued)

(iii) Taseko exchanged its 5% net profits interest in the Harmony Project, valued at $600,000 for a 1% working interest in Taseko's Prosperity Project, valued at $600,000;

(b) Takeover bid for Gibraltar Engineering Services Limited Partnership ("GESL Partnership")

On January 21, 2002, the Company agreed to acquire, subject to regulatory approval, the shares of Gibraltar Refinery (2002) Ltd. and Gibraltar Refinery (2002) No. 2 Ltd. which, following the completion of a share exchange take-over bid by these companies, will own all of the limited partnership units of GESL Partnership. In December 2001, the GESL Partnership successfully completed a private placement of limited partnership units for aggregate proceeds of $1.85 million. A further $3 million of expenditures were incurred by the GESL Partnership which were financed by a separate partnership, GESL Refinery Process Partnership, and is capitalized by debt due to Hunter Dickinson Inc. If secure funding of the debt is not obtained, the Company will issue 4.9 million common shares, at $0.44 per share for the business of the GESL Partnership. If the additional funding is secured, the Company will issue 12.9 million common shares valued at $0.44 per share.

(c) Share issuances

On October 19, 2001, the Company issued 276,596 units at $0.47 per unit, each unit consisting one common share and one share purchase warrant. Each share purchase warrant, which expires on October 19, 2003, entitles the holder to acquire one additional common share for $0.58. On January 7, 2002, the Company announced, subject to regulatory approval, a private placement of $150,000 consisting of 375,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant which allows the holder to acquire one additional share at a price of $0.40 for a period of four years. The Company also issued 606,061 common shares to a company owned and controlled by a Director of the Company as compensation for guaranteeing a bank loan of $2.0 million taken out by the Company to facilitate the Arrangement Agreement with Misty Mountain. The Company also issued 114,800 common shares to a previous shareholder of Misty Mountain under the terms of the Arrangement Agreement.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
TASEKO MINES LIMITED			SEPT 30 2001	2002 02 18
ISSUER ADDRESS				
SUITE 1020 – 800 WEST PENDER STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604 684-8092	604 684 6365
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
BILL CAUGHILL		COMPTROLLER		604 684 6365
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
BILLC@HDGOLD.COM		WWW.HDGOLD.COM		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
/S/ ROBERT G. HUNTER	ROBERT G. HUNTER	2002 02 18
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
/S JEFFREY R. MASON	JEFFREY R. MASON	2002 02 18

TASEKO MINES LIMITED
QUARTERLY REPORT
SEPTEMBER 30, 2001

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEUDLE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

   Deferred Exploration and Development expenditures: See Consolidated Statements of Mineral Property Interests.

   Aggregate amount of expenditures made to parties not at arm's length: $768,710

2. For the quarter under review:

a) Summary of securities issued during the period: Nil

b) Summary of stock options granted during the period: Nil

3. As at the end of the quarter:

a) Authorized capital: 100,000,000 common shares without par value
   Shares issued: 25,067,697

b) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($) Cdn.	Expiry Date
Options	80,000	1.65	August 12, 2002
Options	35,000	1.25	September 27, 2002
Options	35,000	1.51	March 2, 2002
Options	123,500	1.91	February 17, 2002
Options	200,000	1.85	November 15, 2001
Options	15,000	1.24	February 12, 2003
Options	138,500	1.01	June 11, 2003
Options	30,000	1.05	June 26, 2003
Warrants	1,245,000	1.38	December 31, 2001
Warrants	545,966	2.35	March 3, 2002
Convertible Debenture	4,670,330	3.64	* July 21, 2009

* The convertible debentures is for a 10 year period commencing at a price of $3.14 per share in 1999 and escalates by $0.25 per share on July 21 each year thereafter. For the year 2001, the conversion price is $3.64 per share and will escalates to $3.89 on July 21, 2002.

Please see note 6(d) for options that were repriced subsequent to year end.

c) Number of common shares held in escrow: Nil

Number of common shares subject to pooling: Nil

d) List of directors:

David J. Copeland
Scott D. Cousens
Robert A. Dickinson
Robert G. Hunter
Jeffrey R. Mason
T. Barry Coughlan
Ronald W. Thiessen

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Taseko Mines Limited is a mineral exploration company operating in British Columbia, Canada. The Company's main mineral holdings are the Gibraltar mine, a 35,000 tonnes per day copper mine and mill complex that suspended operations due to low copper prices and which is currently on stand-by, and the advanced exploration stage Prosperity copper-gold property. Subsequent to fiscal year-end, the Company completed a transaction to obtain the Harmony gold project.

Activities by the Company during fiscal 2001 were primarily directed toward maintaining the Gibraltar mine site on stand-by and advancing engineering studies for an innovative copper refinery process which would lower Gibraltar's cost of copper production. The refinery is based on a process developed by Cominco Engineering Services Ltd. ("CESL") and are being financed through limited partnerships sponsored by Taseko (see below).

A draft report on detailed engineering studies of a 70,000 tonnes per day operating scenario for Prosperity was issued at the end of the first quarter, in December 2000, concluding that the Prosperity Project is not currently economically feasible at the assumed copper and gold prices and estimated capital cost. At this time, Taseko is focusing its resources on the Gibraltar project, which because of established mine plant and equipment, has greater potential for near-term feasibility.

On February 22, 2001, Taseko entered into an Arrangement Agreement with publicly traded Misty Mountain Gold Ltd. ("Misty"), a company with a majority of common directors, to acquire the Harmony gold project, located on Graham Island off the west coast of British Columbia. Through this transaction, the Company would acquire a large gold resource (measured and indicated resources of 64 million tonnes at 1.53 g/t Au, containing about three million ounces). The Harmony project has also had the benefit of over $65 million in prior exploration expenditures, with similarly monetarily matched resource tax pools that are available to the Company. Details of the transaction are provided in the Company's Information Circular dated February 23, 2001 for the shareholders' meeting convened to consider the Arrangement (see SEDAR.com) and were also summarized in the quarterly report for the period ending March 31, 2001.

The shareholders of Taseko and Misty voted in favour of the statutory Plan of Arrangement (the "Arrangement") proposed under the Arrangement Agreement on March 29, 2001. On April 3 2001, the companies received BC Supreme Court approval, and approval in principle from the Canadian Venture Exchange ("CDNX") for the transaction. Subsequent to fiscal year-end on October 16, 2001, the companies announced that the transaction had been completed.

At Gibraltar, care and maintenance activities continued including site reclamation, monitoring and maintenance of tailing pond and plant facilities, and ongoing water treatment and environmental work and administration. Gibraltar's mineral resources were estimated by George Barker, P.Geo., based on a 15-year mine plan. There are approximately 760 million tonnes (837 million tons) of measured and indicated resources currently outlined at Gibraltar. The 15-year mine plan includes an in-pit sulphide resource of about 189 million tonnes grading 0.31% Cu, and 0.01% Mo at a 0.20% Cu cut-off, and an in-pit oxide resource of 16.4 million tonnes grading 0.2% Cu at a 0.1% acid soluble copper cut-off. There are also additional mineral resources totalling 554 million tonnes grading 0.279% Cu and 0.007% Mo, including 367 million tonnes (404 million tons) grading 0.284% Cu and 0.007% Mo of measured resources and 187 million tonnes (207 million tons) grading 0.268% Cu and 0.008% Mo of indicated resources. The cut-off for the additional material varied according to location and characteristics of the material that was estimated; the cut-off used in the Connector area was 0.16% Cu, in the Gibraltar East area was 0.17% Cu and in all other areas was 0.20% Cu.

TASEKO MINES LIMITED
QUARTERLY REPORT
SEPTEMBER 30, 2001

Copper Refinery Initiative

In fiscal 2000, Taseko's subsidiary Gibraltar Mines Ltd. and CESL, a wholly owned subsidiary of Teck Cominco Metals Ltd., completed a scoping study for building and operating a copper refinery utilizing the CESL hydrometallurgical process to recover copper from sulphide concentrate at the Gibraltar site. Economic assumptions included a copper price of US$0.90/lb; currency exchange rate of Cdn$1.00=US$0.68; negotiated power reduction costs; reduced labour rate for 3 years following construction; refinery recovery of 95.8%; and concentrator recovery increase of 6% due to a decrease in concentrate grade to 24%; the cash flow analysis was done in constant July 2000 Canadian dollars (projecting nil inflation) and before any income taxes. According to the study, the refinery would reduce the operating costs of the mine by up to US$0.20 per pound of copper produced due to elimination of transporting concentrate off-site and provision of other site efficiencies. A project internal rate of return of 18.4%, net present value of $68.4 million at an 8% discount, and capital cost for the refinery of $95.0 million including contingencies was estimated from the study. The scoping study also determined the cost to re-start the Gibraltar Mine using its existing conventional mine and mill facilities; this cost was estimated to be approximately $25.0 million.

After the details of the study were reviewed, a decision was made to proceed to the feasibility-level engineering and analysis stage. On October 6, 2000, Gibraltar and CESL signed a Memorandum of Agreement ("Gibraltar/CESL MOA"). The Gibraltar/CESL MOA outlined a work plan that included:

- shipping 600 tonnes of mineralized material to the CESL pilot concentrator;
- producing 6 tonnes of concentrate at the CESL pilot concentrator;
- conducting metallurgical testwork to confirm an increased copper recovery could be achieved in the Gibraltar mine concentrator by lowering the concentrate grade;
- running 6 tonnes of 24% copper concentrate through the CESL pilot plant; and
- engaging an independent engineering firm to conduct an engineering study.

The MOA also defined management and funding arrangements for the work plan and, upon satisfactory results and receipt of requisite approvals, the project management, construction, commissioning and operation of a refinery at the Gibraltar mine site. Feasibility-level work for the refinery was carried out in 2001 under the direction of Gibraltar Engineering Services Limited ("GESL") Partnership in place of Gibraltar and CESL.

In the first quarter of fiscal 2001, 900 tonnes of mineralized material was shipped from the Gibraltar site in south-central British Columbia to CESL's pilot concentrator in Vancouver, BC. As concentrate was produced, tailings were back-hauled to the Gibraltar site for disposal. Seven tonnes of concentrate were produced, comprising 3.5 tonnes of 18% copper concentrate and 3.5 tonnes of 24% copper concentrate.

Concurrently, Gibraltar Mines Ltd. conducted metallurgical tests on representative samples of Gibraltar mineralized material at G&T Metallurgical Services in Kamloops BC, in order to develop parameters for lock cycle tests that would definitively confirm an increase in mill copper recovery with a decrease in concentrate copper grade. Tests done to date indicate up to a 6% increase in mill copper recovery may be available with minor modifications to the mill circuit and a decrease in specifications for the concentrate copper grade.

In early 2001 (second fiscal quarter), concentrate produced at the pilot concentrator was run through the CESL process pilot plant. The run successfully produced London Metal Exchange grade cathode copper and proved that the CESL process was adaptive to the Gibraltar material. It was also found that the CESL process is more amenable to the 24% concentrate. The pilot plant program provided the process design criteria for a Process Engineering Package that formed the basis for a feasibility-level capital and operating cost study.

During the latter half of the 2001 fiscal year, Bateman Engineering Pty of Australia was engaged to conduct an engineering feasibility-level cost study for the construction and operation of a hydrometallurgical copper refinery utilizing CESL technology at the Gibraltar mine. The study involved engineering and design work sufficient to determine the capital and operating costs for the facility to an accuracy of –5% to +15%. The refinery would be capable of processing 130,000 tonnes of 24% copper concentrate and producing 30,000 tonnes of London Metal Exchange grade copper cathode annually. The study estimated the refinery capital cost to be $109.5 million and the annual operating cost to be $16.3 million or US$0.147 per pound copper produced.

The study also identified several synergies with the existing Gibraltar mill and treatment facilities. For example, as acid would be produced in the refinery, less acid would need to be procured for the heap leach facility that is located at the Gibraltar site. In addition, heating the leach solution with excess heat generated by the refinery would enhance copper recovery from the heap leach. Implementing some of these additional opportunities would result in cost savings beyond the $17.4 million per annum savings associated with changing the Gibraltar mine from a concentrate producer to a cathode producer.

Subsequent to year-end, Gibraltar and CESL agreed to extend the execution of the development agreement under the MOA, that is, when a decision would be made to construct the Gibraltar Refinery, from December 31, 2001 to July 1, 2002.

Market Trends

Copper prices decreased in 2001 due to the global economic slowdown, and the additional economic uncertainties created by the terrorist events in the United States in September. In early 2002, there are some indications that economic conditions are improving. Consequently, copper prices are expected to improve by mid-2002. Further, prices of US$0.90-1.00 per pound are forecast for 2003 to 2005.

The gold price averaged about US$270/oz in 2001, slightly lower than the US$275/oz that had been projected by analysts for the year. Current forecasts are mixed, but an increasing number of analysts are suggesting the average gold price will be US$300 per ounce or more in 2002. Gold has shown strength in early 2002, and has already traded at over US$300 per ounce.

Financial Position

As a consequence of the acquisition of the Gibraltar Mine in 1999, Taseko also received funding pursuant to a $17 million non-interest bearing convertible debenture financing commitment executed by Boliden Westmin (Canada) Ltd. Of this $17 million commitment, Taseko received $4 million in fiscal 1999, $4.5 million in fiscal 2000 and the $8.5 million balance in the first quarter of fiscal 2001. The Company utilized $8.5 million to replace the vendors Letter of Credit that was posted as part of a reclamation deposit. The amount of $17.85 million including accrued interest is retained in the reclamation deposit to be used at a later date for reclamation purposes. Due to the convertibility to common shares at holder's or Taseko's option, the debenture is classified in the equity rather than debt accounts of Taseko's balance sheet.

At September 30, 2001, the Company has a working capital deficiency of $187,678 as compared to working capital of $13.9 million at the end of the previous year. The change is mainly due to the expenditures on the Gibraltar Refinery engineering studies and a writedown of inventory to net realizable value (a change of about $3.6 million between fiscal 2000 and 2001). Since September 30th, 2001 Taseko has increased its amounts due to Hunter Dickinson Inc. ("HDI"), which has been effectively funding Taseko's operations. Taseko had 25,067,697 issued and outstanding shares at the end of the fiscal year.

Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.

TASEKO MINES LIMITED
QUARTERLY REPORT
SEPTEMBER 30, 2001

Results of Operations

During the fiscal year, Taseko received $1.11 million in revenue, an increase from $0.68 million earned in the same period of 2000, due to an increase in funds on deposit. The Company has spent $3.86 million on exploration and care and maintenance expenses, $1.75 million on consulting fees and $3.57 million on testwork and feasibility-level engineering studies related to the Gibraltar Refinery, and $2.36 million on corporate administration.

The Company's loss before other items for fiscal 2001 is $10.43 million, compared to $5.91 million in fiscal 2000. The increase is largely due to the expenditures on the Gibraltar Refinery studies. Due to the extended depressed conditions in the metal markets, and in accordance with the its accounting policy, the Company wrote down the acquisition costs of each of the Prosperity and Gibraltar projects to $1000 (see also Note 6), and wrote the inventory at Gibraltar down to a net realizable value (described above and in Note 5).

Office and administrative costs (2001 - $0.68 million) have decreased over that spent in fiscal 2000 (2000 – $0.80 million) as activities have been focused on Gibraltar. Corporate capital tax increased from $0.09 million in 2000 to $0.21 million in 2001 as the 2001 balance includes capital for 2000 related to the Gibraltar Mine.

Legal, accounting and audit costs have increased in 2001 (2001 – $0.48 million; 2000 - $0.20 million) related to the costs for the Misty transaction, and also to additional funding activities, documentation, auditing and legal costs associated with the Gibraltar Refinery studies.

Consulting fees also increased from $0.10 million in fiscal 2000 to $1.75 million in 2001, and are related primarily to fees for services to obtain financial assistance for the Gibraltar CESL Refinery project. Approximately $1.4 million was paid to Procorp Services Limited Partnership ("Procorp") for technical, financial, management and marketing services during 2001 and 2002 for development of the proposed refinery at Gibraltar (see Related Party Transactions below).

Expenditures on exploration and maintenance over in fiscal 2001 have decreased to $3.86 million from $4.46 million in 2000. The breakdown of exploration expenditures to September 30, 2001 is $3.26 million on Gibraltar (2000 – $3.38 million), $0.39 million on Prosperity (2000 - $1.08 million), and $0.21 million on the Westgarde property (2000 - $Nil).

Expenditures on Gibraltar in 2001 were divided between care and maintenance activities at site and engineering studies related to the feasibility-level and scoping-level studies of the hydrometallurgical refinery described above. The refinery expenditures at year-end are reported separately below (see Limited Partnership Financing Structures). Site activities ($2.50 million) include reclamation, monitoring and maintenance of tailing pond and plant facilities, and ongoing water treatment and administrative costs. Care and maintenance costs, approximately $0.3 million per month, are expected to continue as long as the mine is on standby.

Expenditures on geological work for Gibraltar to September 30, 2001 are $0.55 million (2000 - $0.35 million); most expenses were incurred in the first half of the year. Activities included direction of the geophysical (IP) survey at site as well as interpretation of results and planning for follow up exploration, and assessment of samples for metallurgical testing and environmental studies for the refinery. A re-estimate of the mineral resources was also done during the year.

Spending on Prosperity has decreased substantially from 2000 and early 2001 when detailed engineering studies were underway. Mine planning (2001 - $0.15 million; 2000 – $0.11 million) and some geological work (2001 - $0.07 million; 2000 - $0.03 million) were done in conjunction with these studies mainly during the first six months of the fiscal year.

Related Party Transactions

Hunter Dickinson Inc. of Vancouver, British Columbia carries out investor relations, geological, corporate development, administrative and other management activities for the Company on a full cost-recovery basis pursuant to a December 1996 agreement. In the year ended September 30, 2001, services rendered to Taseko by HDI amounted to $768,710, as compared to $874,541 in 2000. Additional services by HDI to the GESL Partnership that direct feasibility-level engineering studies on the Gibraltar Refinery on behalf of the Gibraltar/CESL JV amounted to $3.57 million.

Limited Partnership Financing Structures

In order to establish entities to seek financing for refinery feasibility and other exploration work at Gibraltar, Taseko sponsored the formation of two limited partnerships (Base Metals Limited Partnership and the Gibraltar Engineering Services Limited Partnership), in which the Company was the initial sole limited partner. These limited partnerships were to be financing vehicles separate from their independent corporate general partner, which would assume responsibility for seeking financing for these activities. Base Metals Limited Partnership was formed to finance projects such as the Induced Polarization survey at Gibraltar that was completed earlier in fiscal 2001. The Gibraltar Engineering Services Limited Partnership ("GESL Partnership") was formed to finance studies on the CESL hydrometallurgical copper refinery process potentially to be used at Gibraltar and, possibly, other similar copper deposits, owned by third parties, but which also produce copper in concentrate.

The GESL Partnership carried out a defined work program (the "Defined Work Program"), the results of which will contribute to a final determination of the feasibility of commercializing the "CESL Technology" for extracting copper from copper Concentrates in a proposed Gibraltar Refinery at the Gibraltar Property.

The GESL Partnership expended approximately $4.85 million to the end of December 2001, and earned a fixed fee of $100,000 plus the exclusive right, subject to obtaining further financing, to implement and supervise Bulk Sampling, if required, in 2002 for a further fee at industry standard rates. In addition, the GESL Partnership earned the exclusive right, in the event that a final decision is made to proceed with the construction of the Gibraltar Refinery and subject to CESL's right under the memorandum of agreement between CESL and Gibraltar dated October 6, 2000, to oversee and supervise such construction, to provide necessary engineering services relating to a start-up of operations at the Gibraltar Mine, and also for the final design, tendering, procurement and construction of the Gibraltar Refinery as well as the exclusive right to become contract operator of the Gibraltar Mine, the Gibraltar Mine Concentrator and the Gibraltar Refinery. In each case, the GESL Partnership will provide its services for a fixed fee equal to industry standard rates for such services, and such services will be provided pursuant to a definitive consulting and operating agreement negotiated in good faith between the parties and containing customary industry terms and conditions. The GESL Partnership intends to undertake engineering projects and contract service work for other operating mines, potential mine projects or advanced exploration prospects in British Columbia to expand the volume of Concentrates processed through the Gibraltar Refinery.

If Gibraltar does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership has the exclusive right to construct and operate a refinery utilizing the CESL Technology at the Gibraltar Property. In addition, if Gibraltar does not proceed with the construction of the Gibraltar Refinery before July 1, 2002, the GESL Partnership has the exclusive right, until July 1, 2006, to provide engineering and contract operation services to any third party, which may construct and operate a refinery using the CESL Technology on the Gibraltar Property.

Pursuant to the Call Agreement, the Business of the GESL Partnership is subject to a Call for a call price of 130% of the total amount expended and funded by the GESL Partnership on the Defined Work Program (the "Call Amount") by Taseko or, at the election of Taseko, by Gibraltar, for a 30-day period after the GESL Partnership notifies Taseko and Gibraltar that the GESL Partnership has completed the Defined Work Program. Taseko may pay the Call Amount in cash or Taseko Common Shares. Gibraltar must pay the Call Amount in cash. If Taseko Common Shares are issued and subject to a hold period under the securities laws of the Province of British Columbia, the Call Amount will be increased to 140% of the total amount expended by the GESL Partnership on the Defined Work Program.

An offering for GESL limited partnership units to outside investors took place subsequent to year-end and resulted in a private placement of units for aggregate proceeds of $1.85 million in 2001. The GESL Partnership actually expended $4.85 million on its refinery work to December 31, 2001. On January 23, 2002, Taseko announced that it had agreed, subject to Canadian Venture Exchange approval, to acquire the shares of two private companies which own the 4,850 outstanding GESL limited partnership units. These two companies are the Gibraltar Refinery (2002) Ltd. ("Gibco") and the Gibraltar Refinery (2002) No. 2 Ltd. ("Gibco2"). Gibco is owned by the investors from whom $1.85 million was raised and Gibco2 represents an interim holding partnership, under the direction of Taseko insiders, which acquired the 3,000 GESL limited partnership units balance that are currently unfunded. Following the completion of a share exchange take-over bid by these companies, the Company would own all of the funded limited partnership units of the GESL Partnership. If funding for the $3 million is not obtained, Taseko plans to issue 4.9 million common shares for the business of the GESL Partnership held by Gibco. If the additional funding is secured by the owners of Gibco2, then Taseko plans to issue 12.9 million (i.e. an additional 8 million shares for Gibco2) common shares valued at a market price of $0.44 per share in the second quarter of fiscal 2002.

As described in the Results of Operations section above, the Company has also retained Procorp Services Limited Partnership of Vancouver, British Columbia to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp includes an initial December 2000 payment of US$900,000 for services to be rendered in 2001 and 2002, and a second payment of US$900,000 upon successful recommencement of commercial production of the Gibraltar mine. In addition, the Company agrees, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar mine.

As part of its services, Procorp structured the above noted agreement in principle for the Company with two Limited Partnerships (GESL and Base Metals) to finance and complete work on the Company's projects including in particular the advancement of the hydrometallurgical process developed by CESL and its commercial application.

Partnership business expenses funded by Taseko are shown in the Statement of Operations under the Refinery Project or as payables, and are detailed in the Consolidated Schedule of Refinery Project Expenditures. To summarize, $4.85 million was expended on the Gibraltar refinery project in fiscal 2001 and in the 3 months ended December 31, 2001. This represents work carried out by personnel at Taseko, Hunter Dickinson Inc. and third party contractors retained by GESL and billed by all those parties to GESL. Of this work, $1.85 million was actually funded by GESL investors as of December 31, 2001 and the balance by HDI, which is owed the funds at that date by the holding entity that controls Gibco2 (and, contingently, by Taseko if such owners are unable to fund the $3 million unfunded portion). As at September 30, 2001, the Company has recorded and expensed $3.6 million for the Refinery project. Should additional secure funding be found, an additional $1.2 million of expenditures will be recorded at the time of receipt of the funds. The interim holding partnership that holds Gibco2 has until the end of calendar 2002 to locate the required additional funding.

TASEKO MINES LIMITED
Corporate Directory

Officers

Robert G. Hunter
Co-Chairman
Robert A. Dickinson
Co-Chairman
Ronald W. Thiessen
President and Chief Executive Officer
Jeffrey R. Mason
Secretary and Chief Financial Officer

Directors

David J. Copeland
Scott. D. Cousens
T. Barry Coughlan
Robert A. Dickinson
Robert G. Hunter
Jeffrey R. Mason
Ronald W. Thiessen

Gibraltar Mines Ltd.

Tom E. Milner
Chief Operating Officer

Corporate Office and Investor Services

Taseko Mines Limited
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 684-6365
Facsimile: (604) 684-8092
Toll Free: 1-800-667-2114
E-Mail: info@hdgold.com
Website: www.hdgold.com

Gibraltar Office
Gibraltar Mines Ltd.
P.O. Box 130
McLeese Lake, British Columbia
Canada V0L 1P0
Telephone: (250) 297-6211
Facsimile: (250) 297-6546

Attorneys

Lang Michener
Barristers and Solicitors
1500 – 1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 4N7

Auditors

KPMG LLP
Chartered Accountants
777 Dunsmuir Street
Vancouver, British Columbia
Canada V7Y 1K3

Transfer Agent

Computershare Trust Company of Canada
400 - 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listings

OTC Bulletin Board – TKOCF
Canadian Venture Exchange – TKO

Share Capitalization
(as at January 31, 2002)

Common Authorized	100,000,000
Issued	26,440,154

TASEKO MINES LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2001

(Expressed in Canadian dollars)

TASEKO MINES LIMITED

Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31, 2001	September 30, 2001
Assets		
Current assets		
Cash and equivalents	$ 142,095	$ 82,296
Amounts receivable	75,901	231,432
Supplies inventory	2,394,666	2,400,000
Prepaid expenses	21,451	27,183
	2,634,113	2,740,911
Property, plant and equipment (note 4)	10,702,812	10,872,590
Reclamation deposits (notes 3 and 6(c))	18,432,402	17,854,892
Mineral property interests (note 5)	28,812,433	602,001
	$ 60,581,760	$ 32,070,394
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities		
Accounts payable and accrued liabilities	$ 2,936,521	$ 2,928,589
Bank operating loan (note 3)	2,000,000	-
	4,936,521	2,928,589
Advances from Gibraltar Engineering Limited Partnership (note 10(a))	1,849,000	-
Reclamation liability (notes 3 and 6(c))	32,700,000	32,700,000
Preferred shares of subsidiary (note 3)	26,641,085	-
	66,126,606	35,628,589
Shareholders' equity (deficiency)		
Share capital (note 6)	88,550,035	87,897,199
Convertible debentures (note 6(c))	17,000,000	17,000,000
Deficit	(111,094,881)	(108,455,394)
	(5,544,846)	(3,558,195)
Continuing operations (note 1)		
Commitments (note 5)		
Subsequent events (note 10)		
	$ 60,581,760	$ 32,070,394

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

Robert G. Hunter
Director

Jeffrey R. Mason
Director

TASEKO MINES LIMITED

Consolidated Statements of Operations and Deficit

(Expressed in Canadian dollars)

	Three months ended December 31, 2001	2000
Revenue		
Interest and other	$ 403,270	$ 174,033
Expenses		
Conference and travel	6,156	7,968
Consulting	81,250	150,000
Corporation capital taxes	-	81,715
Depreciation	178,266	178,714
Exploration (schedule)	256,094	1,948,156
Interest and finance charges	418,354	-
Legal, accounting and audit	141,719	67,752
Office and administration	10,386	32,081
Refinery project (schedule)	1,271,711	-
Salaries and benefits	40,535	205,344
Shareholder communication	33,229	8,546
Trust and filing	5,057	444
	2,442,757	2,680,720
Loss before other items	(2,039,487)	(2,506,687)
Write down of mineral property acquisition costs	(600,000)	-
Loss for the period	(2,639,487)	(2,506,687)
Deficit, beginning of period	(108,455,394)	(50,293,870)
Deficit, end of period	$ (111,094,881)	$ (52,800,557)
Loss per share	$ (0.10)	$ (0.10)
Weighted average number of common shares outstanding	25,273,113	25,067,697

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	Three months ended December 31, 2001	2000
Cash provided by (used for)		
Operations		
Loss for the period	$ (2,639,487)	$ (2,506,687)
Items not involving cash		
Accrued interest income on reclamation deposits	(402,510)	(95,895)
Depreciation	178,266	178,714
Guarantee on bank loan	400,000	-
Recovery of expenses on sale of Westgarde	(229,999)	-
Write down of mineral property acquisition costs	600,000	-
Changes in non-cash working capital		
Accounts payable and accrued liabilities	7,933	108,742
Amounts receivable	155,530	483,429
Prepaid expenses	5,732	29,019
Supplies inventory	5,334	21,439
	(1,919,201)	(1,781,239)
Financing		
Advances from Gibraltar Engineering Limited Partnership	1,849,000	-
Convertible debenture	-	8,500,000
Issuance of common shares for cash, net of issue costs	130,000	-
Reclamation deposit	-	(8,500,000)
	1,979,000	-
Increase (decrease) in cash and equivalents	59,799	(1,781,239)
Cash and equivalents, beginning of period	82,296	6,691,634
Cash and equivalents, end of period	$ 142,095	$ 4,910,395

Supplementary cash flow disclosures (note 8)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED

Consolidated Schedules of Exploration Expenses
(Expressed in Canadian dollars)

	Property			
Three months ended December 31, 2001	Prosperity	Gibraltar	Westgarde	Total
Exploration expenses				
Assays and analyses	$ 5,586	$ 5,456	$ -	$ 11,042
Equipment rentals	3,993	-	-	3,993
Mine planning	-	11,486	-	11,486
Site activities	-	459,572	-	459,572
Proceeds on sale of property	-	-	(229,999)	(229,999)
Incurred (recovered) during the period	9,579	476,514	(229,999)	256,094
Cumulative expenditures, beginning of period	$41,523,768	$ 6,650,814	$ 229,999	$48,174,582
Cumulative expenditures, end of period	$41,533,347	$ 7,127,328	$ -	$48,430,676

	Property			
Three months ended December 31, 2000	Prosperity	Gibraltar	Westgarde	Total
Exploration expenses				
Assays and analyses	$ 10,952	$ 266,579	$ 10,016	$ 287,547
Equipment rentals	31,770	1,500	-	33,270
Geological	24,522	304,800	184,639	513,961
Mine planning	102,258	-	30,000	132,258
Site activities	7,513	860,682	-	868,195
Transportation	11,893	95,705	5,327	112,925
Incurred during the period	188,908	1,529,266	229,982	1,948,156
Cumulative expenditures, beginning of period	$41,136,833	$ 3,388,576	$ -	$44,525,409
Cumulative expenditures, end of period	$41,325,741	$ 4,917,842	$ 229,982	$46,473,565

Consolidated Schedule of Refinery Project Expenses
(Expressed in Canadian dollars)

Three months ended December 31, 2001	Total
Engineering	$ 320,781
Environmental and permitting	57,998
Interest	73,289
Metallurgy	10,883
Pilot plant testwork	290,680
Support services	518,080
Cumulative expenditures, end of the period	$ 1,271,711

See accompanying notes to consolidated financial statements

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements
For the three months ended December 31, 2001
(Expressed in Canadian dollars)

1. Continuing operations

The Company is incorporated under the Company Act (British Columbia), and its principal activities are the exploration of the Company's 100% owned Prosperity Gold-Copper Property and the operation of the Gibraltar Copper Mine, which is currently on care and maintenance. Both mineral properties are located in south central British Columbia, Canada, near the City of Williams Lake. During the three months ended December 31, 2001 the Company acquired the Harmony Gold Property, an exploration property located on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia.

The Company's continuing operations and the underlying value and recoverability of the amounts shown for the Prosperity, Harmony and Westgarde mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves in those properties, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition of its mineral property interests. The recoverability of the amounts shown for the Gibraltar Mine mineral property interest and related plant and equipment and supplies inventory is dependent upon the ability of the Company to obtain the necessary financing to re-start operations of the mine, should copper prices and other factors warrant it, and upon future profitable production or proceeds from the disposition of the mine.

These financial statements are prepared on the basis that the Company will continue as a going concern. At December 31, 2001, the Company has a working capital deficiency of $2,310,897 and has recorded significant losses in each of the last three fiscal years. Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2. Significant accounting policies

(a) Basis of presentation and consolidation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, Taseko Resources Inc., Concentrated Exploration Ltd. (note 5(e)), Concentrated Exploration 2000 Ltd. (note 5(e)) and Gibraltar Mines Ltd. (note 3), its 70% owned subsidiary Cuisson Lake Mines Ltd. (note 5(b)), and its interest in Gibraltar Engineering Services Limited Partnership ("GESL Partnership") (note 5(b)) and Revelation Exploration Limited Partnership (note 5(d)). All significant intercompany accounts and transactions have been eliminated.

(b) Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments that are readily convertible to known amounts of cash and have maturity dates of three months or less from the date of purchase.

2. Significant accounting policies (continued)

(c) Supplies inventory

Supplies inventory, which was adjusted at September 30, 2001, is reported at net realizable value.

(d) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is recorded over the estimated economic life of the plant and equipment using the straight line basis at annual rates ranging from 2.64% to 33%, except for the solvent extraction/electrowinning plant and equipment included in Gibraltar Mine plant and equipment (note 4), which are depreciated on a straight line basis at rates from 20% to 50% per annum.

(e) Mineral property interests

The Company defers mineral property acquisition costs on a property by property basis. Exploration expenditures incurred prior to the determination of the feasibility of mining operations are charged to operations as incurred. Development expenditures incurred subsequent to such determination or to increase production or to extend the life of existing production are capitalized, except as noted below. These acquisition costs and deferred development expenditures will be amortized and depreciated over the estimated life of the property, or written off to operations if the properties are abandoned, allowed to lapse, or if there is little prospect of further work being carried out by the Company or its option or joint venture partners.

All costs incurred by the Company during the care and maintenance period at the Gibraltar Mine, are expensed as incurred (note 3).

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

The amount shown for mineral property interests represents costs incurred to date and the fair value of shares issued to date relating to acquisition costs, less write-downs (note 5), but does not necessarily reflect present or future values.

Costs related to the feasibility work and the development of processing technology are expensed as incurred. Costs incurred subsequent to the determination of the feasibility of the process will be capitalized and amortized over the life of the plant.

Administrative expenditures are expensed as incurred.

(f) Share capital

Common shares issued for non-monetary consideration are recorded at fair value based upon the trading price of the shares on the Canadian Venture Exchange (the "CDNX") on the date of the agreement to issue the shares.

2. Significant accounting policies (continued)

The proceeds, net of issue costs, from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of these exploration expenditures are transferred to the purchaser of the shares.

(g) Share purchase option compensation plan

The Company has a share purchase option compensation plan, which is described in Note 6(d). No compensation expense is recognized for this plan when stock options are granted. Any consideration paid on exercise of stock options is credited to share capital.

(h) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(i) Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Fully diluted loss per share has not been presented, as the effect on basic loss per share is anti-dilutive.

(j) Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, reclamation deposits and accounts payable and accrued liabilities approximate their fair values due to their short terms to maturity. The fair value of the convertible debentures is not readily determinable with sufficient reliability due to the difficulty in obtaining appropriate market information. In addition, it is not practicable to determine the fair values of the amounts payable to/from related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments. Accordingly, details of the terms of these financial instruments are disclosed in the notes to the financial statements.

(k) Use of estimates

The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of impairment, if any, of mineral property interests and plant and equipment, the balance of reclamation liability and rates for depreciation. Actual results could differ from those estimates.

(Expressed in Canadian dollars)

2. Significant accounting policies (continued)

(l) Segment disclosures

The Company operates in a single segment, being exploration, development and operation of mineral property interests, within the geographic area of British Columbia, Canada.

3. Business acquisition

Harmony Gold

Effective October 16, 2001, Gibraltar Mines Ltd. completed the acquisition of the Harmony Gold Property and related assets from Misty Mountain Gold Limited ("Misty Mountain"), a British Columbia company with certain directors in common with the Company, for 12,483,916 tracking preferred shares of Gibraltar Mines Ltd. and $2.23 million cash. The tracking preferred shares are designed to track and capture the value of the Harmony Gold Property and will be convertible into common shares of the Company upon a realization event such as a sale to a third party or commercial production at the Harmony Gold Property.

As this acquisition is a related party transaction not in the normal course of business, that is not the culmination of the earnings process, the acquisition has been recorded by the Company at Misty Mountain's book value:

Assets acquired		**Amount**
Land	$	8,488
Reclamation bond		175,000
Mineral property interests		28,810,433
	$	28,993,921
Consideration given		
Cash	$	2,230,000
Preferred tracking shares of Gibraltar Mines Ltd. (12,483,916 shares)		26,641,085
Common shares issued to dissenting shareholder		122,836
	$	28,993,921

The tracking preferred shares issued to Misty Mountain (now called Continental Minerals Corporation) have a paid up amount for tax purposes of Cdn $62.77 million and are redeemable for common shares of the Company upon the occurrence of certain value realization events for the Harmony Gold Property. The tracking preferred shares are redeemable at specified prices per common share of the Company starting at $3.39 and escalating by $0.25 per year. If a realization event does not occur within ten years, the tracking preferred shares shall be redeemable for the common shares of the Company at a deemed price of the greater of the average 20 day trading price of the common shares of the Company and $10.00 per Misty Mountain share, being approximately 50% of the all time trading high of the Company. The common shares to be issued to Misty Mountain on realization event will in turn be distributed pro-rata after adjustment for any taxes, to the holders of common redeemable preferred shares.

In connection with this acquisition, the Company sold its interest in the Westgarde property to Misty Mountain for $230,000 cash and exchanged its 5% net profits interest in the Harmony Project for a 1% working interest in the Company's Prosperity Property held by a limited partnership beneficially controlled by Misty Mountain. Taseko exchanged its 5% net profits interest in the Harmony Project, valued at $600,000 for a 1% working interest in Taseko's Prosperity Project, valued at $600,000. The Company undertook a bank loan in the amount of $2,000,000, which was fully secured by a company owned and controlled by one of the directors of Taseko. In consideration of providing the security the Company issued 606,061 common shares with a deemed value of $400,000.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements
For the three months ended December 31, 2001
(Expressed in Canadian dollars)

4. Property, plant and equipment

Prosperity Property Equipment	Cost December 31, 2001 and September 30, 2001	Accumulated depreciation (note 2(d))	Net book value December 31, 2001	Net book value September 30, 2001
Field	$ 11,879	$ 8,638	$ 3,241	$ 3,504
Computer and office	15,172	12,716	2,456	2,655
Total Prosperity Property	$ 27,051	$ 21,354	$ 5,697	$ 6,159

Harmony Property	Cost December 31, 2001	Net book value December 31, 2001	Net book value September 30, 2001
Land	$ 8,488	$ 8,488	$ -
Total Harmony Property	$ 8,488	$ 8,488	$ -

Gibraltar Mine Plant and Equipment	Cost December 31, 2001 and September 31, 2001	Accumulated depreciation (note 2(d))	Net book value December 31, 2001	Net book value September 30, 2001
Buildings and equipment	$ 5,931,580	$ 283,316	$ 5,648,264	$ 5,666,965
Mine equipment	5,454,001	1,239,977	4,214,023	4,331,248
Plant and equipment	1,015,303	344,270	671,033	703,579
Vehicles	152,854	54,569	98,285	103,444
Computer equipment	101,162	44,140	57,012	61,195
Total Gibraltar Mine	$ 12,654,900	$ 1,966,273	$ 10,688,627	$ 10,866,431
Total plant and equipment	$ 12,681,951	$ 1,987,627	$ 10,702,812	$ 10,872,590

As part of the acquisition of the Gibraltar Mine in 1999, the Company pledged the Gibraltar Mine plant and equipment as security for the environmental liability of $32.7 million assumed as part of the acquisition.

(Expressed in Canadian dollars)

5. Mineral property interests

	December 31, 2001	September 30, 2001
Prosperity Gold-Copper Property (note 5(a))	$ 1,000	$ 1,000
Gibraltar Copper Mine (note 5(b))	1,000	1,000
Harmony Gold Property (note 5(c))	28,810,433	600,000
Westgarde Property (note 5(d))	-	1
	$ 28,812,433	$ 602,001

(a) Prosperity Gold-Copper Property

At September 30, 2001, the Company owns 99% of the Prosperity Gold-Copper Property, located in the Clinton Mining Division, British Columbia, Canada, 100% of which was acquired prior to 1995 for total cash and share consideration of $28,660,010. During fiscal 1998, the Company entered into an agreement that allowed a party to earn a 9% working interest in the Prosperity Property, which was subsequently reacquired in fiscal 1999 (note 5(e)). During fiscal 1999, the Company entered into an agreement that allowed a party to earn up to a 5% working interest in the Prosperity Property, which was subsequently reacquired in fiscal 2000 (note 5(e)), and entered into an agreement that allowed an exploration limited partnership controlled by Misty Mountain Gold Limited ("Misty Mountain"), a public company with certain directors and officers in common with the Company, to earn a 1% working interest in the property for $600,001, which was reacquired during the three months ended December 31, 2001 (note 3).

During fiscal 2001, consistent with the Company's accounting policy, the Prosperity project was written down to $1,000 to reflect the extended depressed conditions in the metal markets, and the Company's intention to defer work on the project pending a strong recovery of metal prices. The working interest, previously held by Misty Mountain was written down when it was reacquired.

(b) Gibraltar Copper Mine

On July 21, 1999, the Company acquired 100% of the Gibraltar Copper mine mineral property, located near Williams Lake, British Columbia, Canada, for $3,324,844 (note 3). This included 100% of NGMT Resources Limited and 70% of the shares of Cuisson Lake Mines Ltd., companies with mineral property interests within the Gibraltar mine property. The Company subsequently entered into an agreement whereby a party purchased a 7.5% interest in the Gibraltar mine for $352,500, which was subsequently reacquired in fiscal 2000 (note 5(e)). As part of its operating permits, Gibraltar Mines Ltd. has agreed to incur a total of $4,000,000 on reclamation and environmental programs during the six year period July 1999 to July 2005, of which $2,131,650 was incurred to September 30, 2001.

In fiscal 2001, Gibraltar Mines Ltd., GESL Partnership and Cominco Engineering Services Ltd. ("CESL") concluded a memorandum of agreement to jointly complete an evaluation for a potential hydrometallurgical copper refinery at the Gibraltar mine. The parties agreed to complete a $2.7 million detailed investigation of the feasibility of the refinery, including the production and bulk testing of six tonnes of concentrate through CESL's existing pilot plant. CESL and GESL Partnership will each be responsible for funding 50% of these evaluation costs.

GESL Partnership is a limited partnership formed under the laws of British Columbia, which commenced business on October 1, 2000. The Company is a limited partner of the GESL Partnership. The principal business activity of the GESL Partnership is to conduct an integrated engineering and contract services business. It has implemented a defined work program, the results of which will contribute to a final determination of the feasibility of commercializing a hydrometallurgical technology developed by CESL for extracting copper from concentrates in a proposed refinery to be located at the Gibraltar mine.

(Expressed in Canadian dollars)

5. Mineral property interests (continued)

Upon completion of the defined work program, the GESL Partnership will have the right, subject to obtaining further financing and by mutual agreement between Gibraltar Mines Ltd. and CESL, to implement and supervise an expanded bulk sampling program in 2002, if required, for a further fee at industry standard rates. In addition, upon completion of the defined work program, the GESL Partnership will have the right, in the event that a final decision is made to proceed with the construction of the Gibraltar refinery, to provide necessary engineering services relating to a start-up of operations at the Gibraltar mine, and for the final design, tendering, procurement and construction of the Gibraltar refinery, as well as the right to become contract operator of the Gibraltar mine, the Gibraltar mine concentrator and the Gibraltar refinery. In each case, the GESL Partnership will provide its services for a fixed fee equal to industry standard rates for such services, and such services will be provided pursuant to a definitive consulting and operating agreement negotiated in good faith between the parties and containing customary industry terms and conditions.

If Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar refinery, the GESL Partnership has the right to construct, own and operate a refinery utilizing the CESL technology at the Gibraltar mine site, subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology. In addition, if Gibraltar Mines Ltd. does not proceed with the construction of the Gibraltar refinery, the GESL Partnership has the right, until July 1, 2006, to provide engineering and contract operation services, to Gibraltar Mines Ltd. or any other party, for the construction and operation of a refinery using the CESL technology on the Gibraltar property subject to the approval by CESL of satisfactory licensing arrangements for the use of the CESL technology.

To December 31, 2001, the GESL Partnership, under the memorandum of agreement, incurred costs of $4,843,653 (September 30, 2001 - $3,571,942).

The Company has retained Procorp Services Limited Partnership ("Procorp") of Vancouver, British Columbia to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp includes an initial payment of US$900,000 for services to be rendered in fiscal 2001 and 2002 and a second payment of US$900,000 upon successful recommencement of commercial production of the Gibraltar mine. In addition, the Company agrees, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar mine.

The Gibraltar Mine has been on care and maintenance since being acquired July 21, 1999. Due to the continued uncertainty as to start-up and the extended cycle of depressed metal prices, during fiscal 2001, the Company has written down the mineral property interest acquisition costs of $5,936,568 to $1,000.

(c) Harmony Gold Property (see note 3 Business Acquisition)

In February 1999, the Company acquired a 5% net profits royalty on the Harmony Gold Property located in the Skeena Mining Division on Graham Island, Queen Charlotte Islands - Haida Gwaii, British Columbia, Canada, for $600,000, and purchased for $1, an exclusive farmout right to earn up to a 10% working interest in the Harmony Property, by expending $600,000 for each 1% working interest prior to January 1, 2001. The Harmony Gold Property was owned by Misty Mountain, a public British Columbia company with certain common directors and officers with the Company. During fiscal 2001, the Company allowed this working interest option to expire, unexercised.

(Expressed in Canadian dollars)

5. Mineral property interests (continued)

(d) Westgarde Property

The Westgarde Property consists of 27 contiguous mineral claims, that contain a copper prospect, covering an area of 6000 hectares located 63 kilometres south of Smithers in west-central British Columbia.

Revelation Exploration Limited Partnership ("Revelation"), of which Gibraltar Mines Ltd. is the limited partner, arranged for the staking of 13 claims and signed an option agreement dated December 7, 2000, on behalf of Gibraltar Mines Ltd. whereby Revelation may earn a 100% interest in 14 claims known as the Star and CL claims. In order for the option to be exercised, cash payments totaling $870,000, plus share issuances of total value of not less than $1,290,000 must be made on or before January 1, 2010. An initial cash payment of $30,000 was paid on December 7, 2000. During fiscal 2002, the Property, including the Star and CL claims were sold to Misty Mountain for $230,000 (note 3).

(e) Farm-out, joint venture and acquisition agreements

In February 1999, the Company entered into a farm-out agreement with Concentrated Exploration 1999 Limited Partnership ("CELP99"), whereby CELP99 could earn up to a 5% working interest in the Prosperity Property project on the basis of a 1.5% working interest for each $900,000 expended. Pursuant to a July 1999 acquisition and joint venture agreement, CELP99 purchased a 7.5% interest in the Gibraltar mineral lands for $352,500 by way of a note receivable due July 31, 2001 that bore interest at 8% per annum ($4,713 accrued to September 30, 1999 for a total note and interest receivable of $357,213), and agreed to use reasonable efforts to expend up to $4.5 million on the Gibraltar Project by January 31, 2000. CELP99 was a private B.C.-based resource exploration limited partnership that raised approximately $4.7 million for the purposes of incurring exploration expenditures on the Company's Prosperity and Gibraltar mining projects. The Company had a call right to repurchase both of CELP99's Prosperity and Gibraltar working interests by issuing shares of the Company for CELP99's investment in each project, at 122% and 135% of the earn-in expenditures of the respective projects. Included in amounts receivable at September 30, 1999 was $2.3 million from CELP 99 which was interim bridge financing of trade payables pertaining to work undertaken on the Prosperity and Gibraltar projects. This amount bore interest at 8% per annum and was received during fiscal 2000.

On January 31, 2000, the Company reached an agreement with CELP99 whereby the Company made a takeover bid offer to acquire, for Taseko shares, all of the shares of CELP99's subsidiary, Concentrated Exploration 2000 Ltd. ("CEL2000") for $5,484,574, which had acquired the 7.5% interest in the Gibraltar mineral lands owned by CELP99 and the 3.61% working interest in the Prosperity mineral property earned by CELP99. In February 2000, the Company issued 2,492,988 common shares at a value of $2.20 per share to CELP99 to complete the acquisition. In addition to the Prosperity and Gibraltar property interests, CEL2000 had working capital deficiency of $661,624, which included cash of $52,456, and held 34,620 common shares of the Company, at the time of completion.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements
For the three months ended December 31, 2001
(Expressed in Canadian dollars)

6. Share capital

(a) Authorized share capital of the Company consists of 100,000,000 common shares without par value.

(b) Issued and outstanding

	Number of Shares	Amount
Balance, September 30, 2000 and 2001	25,067,697	$ 87,973,363
Less 34,620 shares of the Company held by CEL2000 (note 5(e))		(76,164)
Balance, September 30, 2000 and 2001	25,067,697	$ 87,897,199
Issued during the period for $1.07 per share (note 3)	114,800	122,836
Business acquisition loan guarantee at $0.66 per share	606,061	400,000
Private placement at $0.47 per share	276,596	130,000
Balance, December 31, 2001	26,065,154	$ 88,550,035

(c) Convertible debentures

	December 31, 2001	September 30, 2001
Convertible debentures	$17,000,000	$ 17,000,000
Price per common share of the unexercised conversion right	$ 3.64	$ 3.64
Number of common shares potentially issuable under unexercised conversion right	4,670,330	4,670,330

(i) On July 21, 1999, in connection with the acquisition of the Gibraltar Mine, the Company issued a $17 million interest-free debenture to Boliden Westmin (Canada) Limited ("BWCL") which is due on July 21, 2009, but is convertible into common shares of the Company for a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter (at September 30, 2001, the conversion price is $3.64 per share). BWCL's purchase of the convertible debenture was payable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert any or all of the debentures into fully paid common shares of the Company from year one to five and thereafter. From the sixth to the tenth year, the Company has the right to automatically convert the debenture into common shares at the then prevailing market price. Since the Company has the ability and intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company has the right to settle the debentures with cash, it has been included as a separate component of shareholders' equity on the balance sheet.

(ii) In connection with the acquisition of the Gibraltar Mine assets from BWCL, the Company agreed to and did place the $8,500,000 debenture payment received on December 29, 2000 as a reclamation deposit, to replace an $8,500,000 letter of credit previously posted by BWCL. At December 31, 2001, the Company has a total of $18.1 million, including accrued interest, as reclamation deposits on the Gibraltar Mine.

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements
For the three months ended December 31, 2001
(Expressed in Canadian dollars)

6. **Share capital (continue)**

(d) Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows it to grant up to 4,440,000 share purchase options, subject to regulatory terms and approval, to its employees, officers, directors and consultants. The exercise price of each option can be set equal to or greater than the closing market price of the common shares on the CDNX on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 30 to 90 days following the termination of the optionee's employment or term of engagement, except in the case of retirement or death. In the case of retirement, they terminate 30 to 90 days, at management's discretion, following retirement. In the case of death, they terminate at the earlier of one year after the event or the expiry of the options. Vesting of options is done at the discretion of the Board of Directors at the time the options are granted.

The continuity of share purchase options is as follows:

	For the quarter ended December 31, 2001		For the year ended September 30, 2001		September 30, 2000	
	Number of shares	Average Price	Number of shares	Average Price	Number of shares	Average Price
Opening balance	657,000	$ 1.56	2,242,500	$ 2.31	1,931,500	$ 2.43
Granted during the period	135,000	0.50	218,500	1.07	351,500	1.88
Exercised during the period			--	--	--	--
Expired/cancelled during period	(212,000)	1.82	(1,804,000)	2.43	(40,500)	2.39
Closing balance	580,000	$ 0.99	657,000	$ 1.56	2,242,500	$ 2.31
Contractual remaining life in years		1.60		1.21		1.79
Range of exercise prices	$0.50-$1.91		$1.65-3.64		$1.65-$3.64	

On December 24, 2001, the Company repriced 195,000 share purchase options with an average price of $1.32 per share to $0.50 per share. The expiry dates remain unchanged.

(e) Share purchase warrants

The continuity of share purchase warrants is as follows:

Expiry dates	Exercise prices	Outstanding September 30, 2001	Issued	Exercised	Expired	Outstanding December 31, 2001
March 3, 2002	$1.30	138,089	--	--	--	138,089
March 3, 2002	$2.35	407,877	--	--	--	407,877
December 31, 2000/01	$1.20/$1.38	1,245,000	--	--	(1,245,000)	--
October 19, 2003	$0.58	--	276,596	--	--	276,596
		1,790,966	276,596	--	(1,245,000)	822,562

(Expressed in Canadian dollars)

6. Share capital (continue)

Expiry dates	Exercise prices	Outstanding September 30, 2000	Issued	Exercised	Expired	Outstanding September 30, 2001
March 3, 2002[(i)]	$1.30	138,089	--	--	--	138,089
March 3, 2001/02[(ii)]	$2.04/$2.35	407,877	--	--	--	407,877
December 31, 2000/01	$1.20/$1.38	1,245,000	--	--	--	1,245,000
		1,790,966	--	--	--	1,790,966

(i) During fiscal 2000, the exercise price of 138,089 share purchase warrants expiring on March 3, 2001 was reduced from $2.35 to $1.30 and the expiry date was extended to March 3, 2002.

(ii) During fiscal 2000, the expiry date for 444,877 share purchase warrants expiring on March 3, 2001 was extended to March 3, 2002.

7. Income taxes

Substantially all of the difference between the actual income tax expense (recovery) of nil and the expected B.C. statutory corporate income tax recovery relates to losses not recognized.

As at September 30, 2001, the tax effect of the significant components within the Company's future tax assets are as follows:

Resource pools	$ 7,041,000
Loss carry forwards	4,452,000
Other tax pools	864,000
Subtotal	13,357,000
Valuation allowance	(13,357,000)
Net future income tax asset (liability)	$ --

At September 30, 2001, the Company has available losses for income tax purposes in Canada totaling approximately $12.5 million, expiring at various times from 2002 to 2008.

As a result of the acquisition of the Harmony Gold Property and related tax deductions during the three months ended December 31, 2001, the Company has approximately (or in excess of) $100 million of tax pools that may be available to reduce future taxable income generated from the Company's properties.

8. Supplementary cash flow disclosures

In addition to the non-cash financing and investing activities disclosed in note 3 with respect to the acquisition of the Harmony Gold Property, the Company's non-cash financing and investing activities were as follows:

TASEKO MINES LIMITED

Notes to Consolidated Financial Statements
For the three months ended December 31, 2001
(Expressed in Canadian dollars)

8. Supplementary cash flow disclosures (continued)

	December 31, 2001	September 30, 2001	September 30, 2000
Business acquisition (note 3)	$ (28,993,921)	$ --	$ (5,484,574)
Notes receivable proceeds used to redeem preferred shares of subsidiary	--	--	19,000,000
	$ (28,993,921)	$ --	$ 13,515,426

	December 31, 2001	September 30, 2001	September 30, 2000
Supplemental cash flow information			
Cash paid during the period for			
Interest	$ 21,575	$ --	$ --
Taxes	$ --	$ 150,888	$ 94,836

9. Related party transactions and balances

	December 31, 2001	September 30, 2001
Hunter Dickinson Inc.		
Services rendered to the Company and its subsidiaries (a)	$ 123,467	$ 768,710
Services rendered to GESL Partnership (b)	$ 1,271,711	$ 3,571,942

	December 31, 2001	September 30, 2001
Balances payable (c)		
Hunter Dickinson Inc.	$ (1,178,389)	$ (1,283,779)

(a) Hunter Dickinson Inc. is a private company with certain common directors that provides geological, corporate development, administrative and management services on a full cost recovery to the Company and its subsidiaries pursuant to an agreement dated December 31, 1996.

(b) During fiscal 2001, Hunter Dickinson Inc. provided engineering and other services to the GESL Partnership at industry standard rates (note 5(b)).

(c) The balances payable are non-interest bearing and due on demand, and are included in amounts receivable or accounts payable and accrued liabilities respectively.

(Expressed in Canadian dollars)

10. Subsequent events

(a) Takeover bid for Gibraltar Engineering Services Limited Partnership ("GESL Partnership")

In February 2002, the Company acquired, the issued and outstanding common shares of Gibraltar Refinery (2002) Ltd., in exchange for the issuance of 4.9 million common shares of Taseko at $0.44 per share for total consideration of $2,163,330 inclusive of the $1,849,000 advanced for the GESL Partnership. The CDNX approved the takeover acquisition of the shares of Gibraltar Refinery (2002) Ltd. on February 21, 2002. Gibraltar Refinery (2002) No. 2 Ltd. is also proposed to be acquired by Taseko, if additional secure funding is obtained, in exchange for the issuance of an additional 8.0 million common shares of Taseko at $0.44 per share for total additional consideration of $3,511,170. Gibraltar Refinery (2002) Ltd. and Gibraltar Refinery (2002) No. 2 Ltd. hold all of the issued limited partner units of GESL Partnership.

(b) Share issuances

In January, 2002, the Company announced, and completed, a private placement of $150,000 consisting of 375,000 units at $0.40 per unit. Each unit consists of one common share and one share purchase warrant which allows the holder to acquire one additional share at a price of $0.40 per share for a period of four years. Also issued on February 25, 2002, were 50,000 shares at $0.49 per unit relating to the GESL financing.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS
This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS
Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION
The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*

Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*

Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*

Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*

Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (*Supplementary Information) and Schedule C (management* Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY MM DD
TASEKO MINES LIMITED			DEC. 30 2001	2002 03 01
ISSUER ADDRESS				
SUITE 1020 – 800 WEST PENDER STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604 684-8092	604 684 6365
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
BILL CAUGHILL		COMPTROLLER		604 684 6365
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
BILLC@HDGOLD.COM		WWW.HDGOLD.COM		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
Robert G. Hunter	ROBERT G. HUNTER	2002 03 01
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
J. Mason	JEFFREY R. MASON	2002 03 01

TASEKO MINES LIMITED
QUARTERLY REPORT
DECEMBER 31, 2001

SCHEDULE A: FINANCIAL STATEMENTS

See Consolidated Financial Statements

SCHEUDLE B: SUPPLEMENTARY INFORMATION

1. For the current fiscal year to date:

Deferred Exploration and Development expenditures: See Consolidated Statements of Mineral Property Interests.

Aggregate amount of expenditures made to parties not at arm's length: $23,467

2. For the quarter under review:

a) Summary of securities issued during the period.

Date of Issue	Type of Issue	Number of Shares	Price per Share ($)	Gross Proceeds ($) Cdn.
October 16, 2001	Arrangement agreement	114,800	1.07	122,836
October 16, 2001	Loan guarantee	606,061	0.66	400,000
October 19, 2001	Private placement	276,596	0.47	130,000

B) Summary of stock options granted during the period

Date of Issue	Name	Number of Shares	Exercise Price ($)	Expiry Date
December 20, 2001	Consultant	100,000	0.50	September 27, 2002
December 20, 2001	Tom E. Milner	35,000	0.50	September 27, 2002

3. As at the end of the quarter:

a) Authorized capital: 100,000,000 common shares without par value
Shares issued: 26,065,154

b) Summary of options, warrants and convertible securities outstanding:

Type	Number of Shares	Exercise Price ($) Cdn.	Expiry Date
Options	80,000	0.50	August 12, 2002
Options	35,000	1.51	March 2, 2002
Options	119,500	1.91	February 17, 2002
Options	170,000	0.50	September 27, 2002
Options	15,000	1.24	February 12, 2003
Options	130,500	1.01	June 11, 2003
Options	30,000	1.05	June 26, 2003
Warrants	276,596	0.58	October 19, 2003
Warrants	545,966	2.35	March 3, 2002
Convertible Debenture	4,670,330	3.64 *	July 21, 2009

* The convertible debenture is for a 10 year period commencing at a price of $3.14 per share in 1999 and escalates by $0.25 per share on July 21 each year thereafter. For the year 2001, the conversion price is $3.64 per share and will escalate to $3.89 on July 21, 2002.

c) Number of common shares held in escrow: Nil
Number of common shares subject to pooling: Nil

d) List of directors:

David J. Copeland	Jeffrey R. Mason
Scott D. Cousens	T. Barry Coughlan
Robert A. Dickinson	Ronald W. Thiessen
Robert G. Hunter	

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Taseko Mines Limited is a mineral exploration company operating in British Columbia, Canada. The Company's main mineral holdings are the Gibraltar mine, a 35,000 tonnes per day copper mine and mill complex that suspended operations due to low copper prices and which is currently on stand-by, and two advanced exploration stage projects: the Prosperity copper-gold property and the Harmony gold project. Taseko acquired the Harmony gold project during the quarter ended December 31, 2001.

Acquisition of the Harmony Gold Project

On February 22, 2001, Taseko entered into an Arrangement Agreement with publicly traded Misty Mountain Gold Ltd. ("Misty"), a company with a majority of common directors, to acquire the Harmony gold project, located on Graham Island off the west coast of British Columbia. Details of the transaction are provided in the Company's Information Circular dated February 23, 2001 for the shareholders' meeting convened to consider the Arrangement (see SEDAR.com) and were also summarized in the quarterly report for the period ending March 31, 2001. The shareholders of Taseko and Misty voted in favour of the statutory Plan of Arrangement (the "Arrangement") proposed under the Arrangement Agreement on March 29, 2001. On April 3 2001, the companies received BC Supreme Court approval, and approval in principle from the Canadian Venture Exchange ("CDNX") for the transaction.

The Taseko – Misty transaction was completed in the first quarter of fiscal 2002. Through this transaction, the Company acquired a large gold resource (measured and indicated resources of 64 million tonnes at 1.53 g/t Au, containing about three million ounces) that has had the benefit of over $65 million in prior exploration expenditures, with similar, monetarily matched, resource tax pools that are now available to Taseko.

Under the court and shareholder approved Arrangement, Misty received preferred tracking shares of Gibraltar, having a paid-up amount of $62.77 million, plus a payment of $2.23 million for the Harmony Project, valuing it at $65 million. The Gibraltar preferred shares are redeemable into Taseko common shares upon the occurrence of a value realization event, generally, being a sale or commencement of commercial mining, failing which they would be redeemed in 10 years. The shares are redeemable at specified prices per Taseko common share of $3.39 in year one, and escalating by $0.25 per year. If a realization event does not occur within ten years from the reorganization, the Gibraltar tracking preferred shares would be redeemable for their adjusted paid-up amount for Taseko common shares, valued at the greater of the average 20-day trading price of Taseko shares or $10.00 per Taseko share. The Company recorded the acquisition of the Harmony Project at Misty's carrying value of $29 million in view of the fact that a majority of Misty and Taseko directors are the same.

Also under the Arrangement, Taseko also exchanged its 5% net profit interest in the Harmony Project for the 1% working interest in the Prosperity Project purchased by North Island Exploration Limited Partnership, and Misty paid $230,000 to transfer the Westgarde porphyry copper prospect, located in northern British Columbia, from Gibraltar to a re-organized version of Misty, known as Continental Minerals Corporation.

Gibraltar Mine and Copper Refinery Initiative

Taseko is currently focusing its resources on the Gibraltar project, which because of established mine plant and equipment, has greater potential for near-term feasibility. As a result, activities by the Company during fiscal 2001 and the first quarter of fiscal 2002 have largely been directed toward maintaining the Gibraltar mine site on stand-by and advancing engineering studies for an innovative copper refinery based on a process developed by Cominco Engineering Services Ltd. ("CESL"), which would lower Gibraltar's cost of copper production. Care and maintenance activities, including site reclamation, monitoring and maintenance of tailing pond and plant facilities, and ongoing water treatment and environmental work and administration, have continued at the Gibraltar site in fiscal 2002. More details on current work and results of the refinery studies, and financing through limited partnerships sponsored by Taseko, are provided below.

On October 6, 2000, Gibraltar and CESL signed a Memorandum of Agreement ("Gibraltar/CESL MOA") to proceed to the feasibility-level engineering and analysis of a copper refinery at the Gibraltar site. The Gibraltar/CESL MOA outlined a work plan that included:

- shipping 600 tonnes of mineralized material to the CESL pilot concentrator;
- producing 6 tonnes of concentrate at the CESL pilot concentrator;
- conducting metallurgical test work to confirm an increased copper recovery could be achieved in the Gibraltar mine concentrator by lowering the concentrate grade;
- running 6 tonnes of 24% copper concentrate through the CESL pilot plant; and
- engaging an independent engineering firm to conduct an engineering study.

The MOA also defined management and funding arrangements for the work plan and, upon satisfactory results and receipt of requisite approvals, the project management, construction, commissioning and operation of a refinery at the Gibraltar mine site. Feasibility-level work for the refinery was carried out in 2001 under the direction of Gibraltar Engineering Services Limited ("GESL") Partnership in place of Gibraltar and CESL.

During the latter half of the 2001 fiscal year, Bateman Engineering Pty of Australia was engaged to conduct an engineering feasibility-level cost study for the construction and operation of a hydrometallurgical copper refinery utilizing CESL technology at the Gibraltar mine. The study involved engineering and design work sufficient to determine the capital and operating costs for the facility to an accuracy of –5% to +15%. The refinery would be capable of processing 130,000 tonnes of 24% copper concentrate and producing 30,000 tonnes of London Metal Exchange grade copper cathode annually. The study estimated the refinery capital cost to be $109.5 million and the annual operating cost to be $16.3 million or US$0.147 per pound copper produced.

The study also identified several synergies with the existing Gibraltar mill and treatment facilities. For example, as acid would be produced in the refinery, less acid would need to be procured for the heap leach facility that is located at the Gibraltar site. In addition, heating the leach solution with excess heat generated by the refinery would enhance copper recovery from the heap leach. Implementing some of these additional opportunities would result in cost savings beyond the savings associated with changing the Gibraltar mine from a concentrate producer to a cathode producer.

Subsequent to the end of the first fiscal quarter of 2002, Gibraltar and CESL agreed to extend the execution of the development agreement under the Gibraltar/CESL MOA, that is, when a decision would be made to construct the Gibraltar Refinery, from December 31, 2001 to July 1, 2002.

Market Trends

In early 2002, there are indications that global economic conditions are recovering from the downturn in 2001. As a result of this and production cuts that also occurred during the past year, an upward trend is expected to begin in 2002, and continue for the next three years. Copper prices of US$0.90-$1.00 per pound are forecast for 2003-2005.

The gold price averaged about US$270/oz in 2001, slightly lower than the US$275/oz that had been projected by analysts for the year. Current forecasts are mixed, but an increasing number of analysts are suggesting that the average gold price will be US$300 per ounce or more in 2002. Gold has shown strength in early 2002, and has already traded at over US$300 per ounce.

TASEKO MINES LIMITED
QUARTERLY REPORT
DECEMBER 31, 2001

Financial Position

As a consequence of the acquisition of the Gibraltar Mine in 1999, Taseko received funding pursuant to a $17 million non-interest bearing convertible debenture financing by Boliden Westmin (Canada) Ltd. Of this $17 million commitment, Taseko received $4 million in fiscal 1999, $4.5 million in fiscal 2000 and the $8.5 million balance in the first quarter of fiscal 2001. The Company utilized $8.5 million to replace the vendors Letter of Credit that was posted as part of a reclamation deposit. Due to the convertibility to common shares at holder's or Taseko's option, the $17 million Gibraltar debenture is classified in the equity rather than debt accounts of Taseko's balance sheet.

The amount of $18.25 million including accrued interest is retained in a reclamation deposit to be used at a later date for reclamation purposes at Gibraltar. This amount shown as reclamation deposits has increased since the end of September 30, 2001 to $18.4 million because of a $175,000 reclamation deposit for the Harmony gold project that was acquired through the Taseko - Misty transaction. In addition to the increase in reclamation deposits, there has been a $28.8 million increase in mineral property interests in the balance sheet related to the acquisition of the Harmony gold property.

At December 31, 2001, Taseko has a working capital deficiency of $2.3 million as compared to a working capital deficiency of $187,678 at the end of the 2001 fiscal year. The change is mainly due to the expenditures on the Gibraltar Refinery engineering studies, largely accounts payable to Hunter Dickinson Inc. ("HDI"), which has been effectively funding Taseko's operations, and a $2 million bank operating loan. The Company also had 25,723,113 issued and outstanding shares at the end of the first quarter.

The "Advances from the Gibraltar Engineering Ltd. Partnership" is shown as a liability on the balance sheet because common shares will be issued to acquire the partnership, as disclosed subsequent to the end of the quarter. The "Preferred shares of subsidiary" refers to preferred tracking shares that would be issued to Misty upon the occurrence of a realization event related to the Harmony gold project, that was part of the cost of acquiring Harmony in the Misty – Taseko transaction.

Management recognizes that the Company must generate additional financial resources in order to meet liabilities as they come due and to enable it to continue operations. The Company and its financial advisors are actively targeting sources of additional funding through alliances with financial, exploration and mining entities or other business and financial transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration programs. However, there can be no assurances that the Company will obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.

Results of Operations

During the first three months of the 2002 fiscal year, Taseko received $403,270 in revenue, a decrease from $174,033 earned in the same period of 2000, due to a decrease in funds on deposit. The Company has spent $2.67 million, compared to $2.68 million in the first three months of the previous fiscal year. The main expenditures were $178,266 on depreciation, $418,354 on interest and financing charges, $141,719 on legal accounting and audit, $486,093 on exploration and care and maintenance expenses, and $1.21 million on testwork and feasibility-level engineering studies related to the Gibraltar Refinery.

Depreciation costs have remained at the same level in fiscal 2002 as in the first three months of fiscal 2001 ($178,714). Interest and financing charges have increased from Nil in 2001 to $418,354 in the current fiscal year because of the costs to secure the bank operating loan and overdraft interest. Legal, accounting and audit costs have increased (to December 31, 2001 – $141,719; to December 31, 2000 - $67,752) related to the costs for the Misty transaction, and also to additional funding activities, documentation, auditing and legal costs associated with the Gibraltar Refinery studies.

TASEKO MINES LIMITED
QUARTERLY REPORT
DECEMBER 31, 2001

Expenditures on exploration have decreased substantially this year over the same period last year, but this decrease is offset by the expenditures on the Refinery Project. The breakdown of exploration expenditures to December 31, 2001 is $476,514 on Gibraltar (to December 31, 2000 – $1.5 million), $9,579 on Prosperity (to December 31, 2000 - $188,908), and $Nil million on the Westgarde property (to December 31, 2000 - $229,982). The expenditures on Gibraltar are largely site activities associated with care and maintenance of the plant and site, and reclamation work. These care and maintenance costs, approximately $0.3 million per month, are expected to continue as long as the mine is on standby.

The expenditures on the Refinery Project were $1.27 million. The main costs were engineering, pilot plant metallurgical testwork, and support services that includes financing activities.

The Company's loss for the three-month period before other items is $2.3 million, a decrease from the $2.5 million in fiscal 2001, and due, in part, to the $229,999 gain for the sale of the Westgarde property as part of the Taseko – Misty transaction.

Related Party Transactions

Hunter Dickinson Inc. of Vancouver, British Columbia carries out investor relations, geological, corporate development, administrative and other management activities for the Company on a full cost-recovery basis pursuant to a December 1996 agreement. In the quarter ended December 31, 2001, services rendered to Taseko by HDI amounted to $123,467 as compared to $768,710 in the year ended September 30. 2001. Additional services by HDI to the GESL Partnership that direct feasibility-level engineering studies on the Gibraltar Refinery on behalf of the Gibraltar/CESL JV amounted to $1.27 million.

Limited Partnership Financing Structures

In order to establish entities to seek financing for refinery feasibility and other exploration work at Gibraltar, Taseko sponsored the formation of two limited partnerships (Base Metals Limited Partnership and the Gibraltar Engineering Services Limited Partnership), in which the Company was the initial sole limited partner. These limited partnerships were to be financing vehicles separate from their independent corporate general partner, which would assume responsibility for seeking financing for these activities. Base Metals Limited Partnership was formed to finance projects such as the Induced Polarization survey at Gibraltar that was completed in fiscal 2001. The Gibraltar Engineering Services Limited Partnership ("GESL Partnership") was formed to finance studies on the CESL hydrometallurgical copper refinery process potentially to be used at Gibraltar and, possibly, other similar copper deposits, owned by third parties, but which also produce copper in concentrate.

The GESL Partnership carried out a defined work program (the "Defined Work Program"), the results of which will contribute to a final determination of the feasibility of commercializing the "CESL Technology" for extracting copper from copper Concentrates in a proposed Gibraltar Refinery at the Gibraltar Property.

The GESL Partnership expended approximately $4.85 million to the end of December 2001, and earned a fixed fee of $100,000 plus the exclusive right, subject to obtaining further financing, to implement and supervise Bulk Sampling, if required, in 2002 for a further fee at industry standard rates. In addition, the GESL Partnership earned the exclusive right, in the event that a final decision is made to proceed with the construction of the Gibraltar Refinery and subject to CESL's right under the memorandum of agreement between CESL and Gibraltar dated October 6, 2000, to oversee and supervise such construction, to provide necessary engineering services relating to a start-up of operations at the Gibraltar Mine, and also for the final design, tendering, procurement and construction of the Gibraltar Refinery as well as the exclusive right to become contract operator of the Gibraltar Mine, the Gibraltar Mine Concentrator and the Gibraltar Refinery. In each case, the GESL Partnership will provide its services for a fixed fee equal to industry standard rates for such services, and such services will be provided pursuant to a definitive consulting and operating agreement negotiated in good faith between the parties and containing customary industry terms and conditions. The GESL Partnership intends to undertake engineering projects and contract service work for other operating mines, potential mine projects or advanced exploration prospects in British Columbia to expand the volume of Concentrates processed through the Gibraltar Refinery.

If Gibraltar does not proceed with the construction of the Gibraltar Refinery, the GESL Partnership has the exclusive right to construct and operate a refinery utilizing the CESL Technology at the Gibraltar Property. In addition, if Gibraltar does not proceed with the construction of the Gibraltar Refinery before July 1, 2002, the GESL Partnership has the exclusive right, until July 1, 2006, to provide engineering and contract operation services to any third party, which may construct and operate a refinery using the CESL Technology on the Gibraltar Property.

Pursuant to the Call Agreement, the Business of the GESL Partnership is subject to a Call for a call price of 130% of the total amount expended and funded by the GESL Partnership on the Defined Work Program (the "Call Amount") by Taseko or, at the election of Taseko, by Gibraltar, for a 30-day period after the GESL Partnership notifies Taseko and Gibraltar that the GESL Partnership has completed the Defined Work Program. This notice was delivered in early January 2002. Taseko may pay the Call Amount in cash or Taseko Common Shares.

An offering for GESL limited partnership units to outside investors took place subsequent to year-end and resulted in a private placement of units for aggregate proceeds of $1.85 million in 2001. The GESL Partnership actually expended $4.85 million on its refinery work to December 31, 2001. On January 23, 2002, Taseko announced that it had agreed, subject to Canadian Venture Exchange approval, to acquire the shares of two private companies, which own the 4,850 outstanding GESL limited partnership units. These two companies are the Gibraltar Refinery (2002) Ltd. ("Gibco") and the Gibraltar Refinery (2002) No. 2 Ltd. ("Gibco2"). Gibco is owned by the investors from whom $1.85 million was raised and Gibco2 represents an interim holding partnership, under the direction of Taseko insiders, which acquired the 3,000 GESL limited partnership units balance that are currently unfunded. Following the completion of a share exchange take-over bid by these companies, the Company would own all of the funded limited partnership units of the GESL Partnership. If funding for the $3 million is not obtained, Taseko plans to issue 4.9 million common shares for the business of the GESL Partnership held by Gibco. If the additional funding is secured by the owners of Gibco2, then Taseko plans to issue up to 12.9 million (i.e. an additional 8 million shares for Gibco2) common shares assuming a then prevailing market price of $0.44 per share but the actual number of shares will be dependent on the market price of Taseko shares at the time any negotiations result in a consummated agreement with Gibco2. On February 21, 2002 the CDNX advised Taseko in writing that CDNX conditionally accepted the bid for Gibco and as of February 28, 2002 Taseko had received acceptances from substantially all of the shareholders of Gibco that they were tendering their Gibco shares so that 4.9 million Taseko shares are now issuable to these persons who are all Canadians.

As described in the Results of Operations section above, the Company has also retained Procorp Services Limited Partnership of Vancouver, British Columbia to provide technical, financial, management and marketing services related to all facets of the start-up, expansion and development of the Gibraltar mine and the proposed hydrometallurgical refinery. Procorp is a mining services, financing and marketing partnership comprised of experienced, specialized independent contractors as well as members who are also directors and officers of the Company. Compensation to Procorp includes an initial December 2000 payment of US$900,000 for services to be rendered in 2001 and 2002, and a second payment of US$900,000 upon successful recommencement of commercial production of the Gibraltar mine. In addition, the Company agrees, subject to regulatory approval, to issue to Procorp 3.4 million warrants to purchase common shares of the Company at a price of $1.70 per share for five years upon successful recommencement of commercial production at the Gibraltar mine.

As part of its services, Procorp structured the above noted agreement in principle for the Company with two Limited Partnerships (GESL and Base Metals) to finance and complete work on the Company's projects including in particular the advancement of the hydrometallurgical process developed by CESL and its commercial application.

Partnership business expenses funded by Taseko are shown in the Statement of Operations under the Refinery Project or as payables, and are detailed in the Consolidated Schedule of Refinery Project Expenditures. To summarize, $4.85 million was expended on the Gibraltar refinery project in fiscal 2001 and in the 3 months ended

December 31, 2001. This represents work carried out by personnel at Taseko, Hunter Dickinson Inc. and third party contractors retained by GESL and billed by all those parties to GESL. Of this work, $1.85 million was actually funded by GESL investors as of December 31, 2001 and the balance by HDI, which is owed the funds at that date by the holding entity that controls Gibco2 (and, contingently, by Taseko if such owners are unable to fund the $3 million unfunded portion). As at September 30, 2001, the Company had recorded and expensed $3.6 million for the Refinery project. The interim holding partnership that holds Gibco2 has until the end of calendar 2002 to locate the required additional funding and in such event and as described above, the number of Taseko shares which would be issued will be dependent upon the prevailing price of Taseko shares at the time such funding is obtained. Taseko has convened an annual and extraordinary shareholders' meeting for March 19, 2002, at which time Taseko management is, in addition to the usual annual meeting matters, seeking shareholders' authority to increase the capitalization of the Company by up to 50 million shares, such shares to be issued for cash, property (including debt settlements) and services. Specific agreements are currently in place to issue more than the 4.9 million Taseko shares for Gibco as described above.